UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: September 5, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

JPMORGAN CHASE BANK, N.A.

Mail Code OH1-1085

1111 Polaris Parkway, Suite 3-A

Columbus, OH 43240-2050

August 13, 2012

Intertape Polymer Corp.

Enclosed please find the documents necessary to complete your transaction with JPMorgan Chase Bank, N.A (the “Bank”). These documents have been completed as of August 13, 2012, and reflect the pricing, terms and conditions of the transaction as of this date. Please be advised that the Bank reserves the right to adjust pricing in order to maintain the Bank’s anticipated economic return as a result of material adverse changes in money markets and capital markets up to the date of final funding.

•

Request Letter - Please verify/indicate the following information on your insurance carrier: Carrier name, address, City, State, Zip Code, telephone number and Agent name. Please sign where indicated. Please send a copy of this letter to your insurance agent in order for them to prepare an insurance certificate. Verification of coverage must be available prior to funding.

•	Interim Lease Schedule – Please review, sign, indicate title and have signature witnessed.

•

Resolutions – Please complete the top as appropriate, complete the bottom with the authorized signers and have them provide signatures. Page 2 should be completed based on the terms of the Operating Agreement.

•	Master Lease – Please review, sign and indicate title on Page 10 and Page 11.

•	Continuing Guaranty – Please review, sign, and date.

•	Interim – Funding Request – Please complete this form for each disbursement that you request made. I have completed the first form for you from the invoices that were submitted with your package.

•	Subordination of Security Interests (1) – The Subordination Agreement should be sent to the appropriate Lender for signing.

•	Auto Debit Form – For payments to be automatically deducted from an existing checking account, please provide the requisite account information and sign.

Please return your original documents to JPMorgan Chase Bank, N.A.., 1111 Polaris Parkway, Suite A3, Columbus, OH 43240, Attn:                  [Name removed]

We would like to thank you for choosing JPMorgan Chase Bank, N.A. to assist with your equipment financing. We appreciate your business and welcome the opportunity to work with you.

If you decide to enroll in the Automated Bill Payment your payments will be debited monthly on the due date of your payment, beginning with your first payment. Payments debited will include your normally scheduled payment plus any applicable sales tax and assessments.

If you have any questions, concerns, or if I can be of assistance, please call me. I can be reached at                               from 8:00 a.m. through 5:00 p.m. ET Monday through Friday. I’ll be happy to help you.

Sincerely,

                 [Name and contact information redacted]

Documentation Specialist

INTERIM LEASE SCHEDULE NO. 1000136654

(Guidance - CSA Financing)

Dated:                             , 20

Lessor: JPMORGAN CHASE BANK, N.A.

Lessee: INTERTAPE POLYMER CORP.

This Interim Lease Schedule is signed and delivered under the Master Lease Agreement dated as of                                         , 20         as amended from time to time (“Master Lease”) between the above Lessee and Lessor. Unless otherwise defined herein, capitalized terms not defined herein shall have the meanings assigned to them in the Master Lease. This Interim Lease Schedule is a “Schedule” as defined in the Master Lease. The terms and conditions of the Master Lease are incorporated herein as if fully set forth in this Interim Lease Schedule LESSEE ACKNOWLEDGES THAT EACH INTERIM FUNDING REQUEST (AS DEFINED IN PARAGRAPH B BELOW) SHALL BE SUBJECT TO THE APPROVAL BY LESSOR IN LESSOR’S SOLE DISCRETION.

A.            TERMS.

Cut-Off Date:	December 31, 2013

LIBOR Overage:	2.00%

Stipulated Loss Value Percentage:	105.00%

Initial Documentation/Set-Up Fee:	$0.00

Per Disbursement Fee:	$25.00

Minimum Funding Request Amount:	$50,000.00

B.            EQUIPMENT. From time to time, Lessee may request that Lessor finance Lessee’s acquisition of Equipment that is described on each and every Interim Funding Request executed and delivered by Lessee to Lessor which refers to this Interim Schedule. Each Interim Funding Request shall include, without limitation, a description of the applicable Equipment and the Funding Amount for each such item of Equipment. Lessee hereby expressly agrees that each such Interim Funding Request is subject to the approval by Lessor in Lessor’s sole discretion. Any such Interim Funding Request which is approved by Lessor shall thereupon be made a part of this Interim Lease Schedule. The term “Equipment” for the purposes of this Interim Lease Schedule may include Equipment which has been delivered and installed at Lessee’s premises and Equipment which is in the process of production and/or installation for which Lessee requests progress payments. Lessee agrees that the Equipment is and will be used at all times solely for commercial purposes, and not for personal, family and household purposes.

C.            TERM. Upon and after the date of execution hereof, the Equipment which is described in an Interim Funding Request that is approved by Lessor shall be subject to the terms and conditions of the Lease. The Interim Term of the Lease with respect to the Equipment shall commence on Lessor’s Acceptance Date of the applicable Interim Funding Request. Upon Lessor’s request from time to time before the Cut Off Date, Lessee will execute and deliver to Lessor a permanent Lease Schedule (the “Replacement Schedule”) which shall apply to Equipment which has been subject to previous Interim Funding Requests and the terms and conditions of the Replacement Schedule (including, but not limited to, the Lease Term and the amortization and interest rate for the principal amount financed) shall be subject to the mutual agreement of Lessor and Lessee. Upon the beginning of the Lease Term of a Replacement Schedule executed pursuant to the Master Lease, the Interim Term of the Lease shall terminate with respect to the Equipment subject to the Replacement Schedule. Until the beginning of the Lease Term under a Replacement Schedule, the Interim Term shall be the “Lease Term” as defined in the Master Lease. If for any reason whatsoever a Replacement Schedule has not been commenced for the Equipment then remaining subject to this Interim Lease Schedule on or before the Cut-Off Date referred to above (“Cut-Off Date”), Lessee shall, without demand from Lessor, pay Lessor all accrued and unpaid Interim Interest and the Stipulated Loss Value for such Equipment (as hereinafter defined).

D.            INTERIM INTEREST. For the period from and including the date of disbursement by Lessor of the Funding Amount for each item of Equipment (pursuant to the Interim Funding Request) to the Commencement Date of the Replacement Schedule for the item of Equipment, or to such earlier date as this Interim Lease Schedule shall terminate (“Interim Period”), Lessee shall pay Lessor the product of (i) the Funding Amount of each item of Equipment and (ii) the Interim Interest Rate, all divided by three hundred sixty (360) days and multiplied by the number of days in the Interim Period for each Interim Funding Request (the “Interim Interest”). The total amount of accrued and unpaid Interim Interest for each item of Equipment shall be due and payable (i) on demand, or absent demand, monthly, and (ii) on the earlier of the Commencement Date of each Replacement Schedule, or the Cut-Off Date or such date as this Interim Lease Schedule shall terminate. The Funding Amount of each item of Equipment is the total amount of money disbursed by Lessor for such item of Equipment pursuant to the Interim Funding Authorizations. “Interim Interest Rate” means the LIBOR Overage as set forth above plus LIBOR as determined (a) as of the first day of the same month as the Acceptance Date; and (b) as of each Adjustment Date thereafter; provided, however, the Interim Interest Rate shall not exceed the maximum rate permitted by applicable law. “Adjustment Date” means the first day of each month. “LIBOR” means the London Interbank Offered Rate for 30 day loans as published in the Wall Street Journal on the first day of each month during the term hereof; provided that if the Wall Street Journal is not published on a particular day, the rate shall be as published in the most recently preceding published Wall Street Journal or, if the Wall Street Journal has stopped publishing 30-day LIBOR or if the Wall Street Journal has stopped publishing 30-day LIBOR on at least a monthly basis, in a comparable publication as reasonably determined by Lender.

E.            STIPULATED LOSS VALUE. As used herein and in the Master Lease, during the Interim Term of the Lease, Stipulated Loss Value for any item of Equipment shall equal the Stipulated Loss Value Percentage set forth above of the Lessor’s Cost related to such Equipment. As used herein and in the Master Lease, during the Interim Term of the Lease, Lessor’s Cost shall mean the aggregate Funding Amount related to such item of Equipment. Any payment due to Lessor pursuant to Section 9(a) of the Master Lease shall be due within 30 days of the Casualty Loss.

F.            AGREEMENT TO FINANCE EQUIPMENT IS SUBJECT TO LESSOR’S APPROVAL. Subject to the terms and conditions hereof, Lessor agrees to finance the purchase of the Equipment described in an approved Interim Funding Request. All funds for each and every Equipment purchase shall be paid directly to the applicable Supplier unless Lessor otherwise agrees. The obligation of Lessor to finance any Equipment purchase is subject to the performance by Lessee of all of its agreements and covenants under the Lease and the fulfillment of the following conditions.

(1)            Lessee has executed and delivered to Lessor an Interim Funding Request describing the Equipment and the manner in which the purchase proceeds are to be disbursed together with all related documents reasonably required by Lessor for any such financing, and Lessor, in the exercise of its sole discretion, has approved such Interim Funding Request. For each Interim Funding Request approved by Lessor, Lessee shall pay Lessor the Per Disbursement Fee stated in Paragraph A above. The total amount of the disbursements on each Interim Funding Request shall be no less than Minimum Funding Request Amount stated in Paragraph A above.

(2)            Lessor has received such executed financing statements, fixture filings, waiver and/or subordination agreements and other documents as it may reasonably request to perfect its security interest in the Equipment (including, without limitation, any lien, mortgagee, landlord or similar waivers).

(3)            Lessor has received such other documents, certificates and opinions, including, but not limited to, supplier’s invoices, evidence of insurance, opinions of Lessee’s counsel, as it shall reasonably request.

G.            REPLACEMENT SCHEDULE. Immediately upon Lessor’s request, Lessee agrees to execute a Replacement Schedule. The form of the Replacement Schedule and addenda thereto, and completion of the terms of the Replacement Schedule and addenda thereto (including, but not limited to, the Lease Term and the amortization and interest rate for the principal amount financed) shall be subject to the mutual agreement of Lessor and Lessee.

H.            SECURITY INTEREST. This Interim Lease Schedule is not intended to be a true lease, but is intended to be a secured debt financing transaction. As collateral security for payment and performance of all Secured Obligations (as defined below) and to induce Lessor to extend credit from time to time to Lessee (under the Lease or otherwise), Lessee hereby grants to Lessor a first priority security interest in all of Lessee’s right, title and interest in the Equipment, whether now existing or hereafter acquired, and in all Proceeds (as defined below). Lessee represents, warrants and agrees that Lessee shall be the lawful owner of the Equipment and that good and marketable title to the Equipment shall remain with Lessee thereafter at all times. Lessee represents, warrants and agrees: that Lessee has granted to Lessor a first priority security interest in the Equipment and all Proceeds; and that the Equipment and all Proceeds are or, upon completion of progress payments to the supplier, shall be free and clear of any Liens other than Lessor’s security interest thereafter at all times. Lessee at its sole expense will protect and defend Lessor’s first priority security interest in the Equipment against all claims and demands whatsoever.

“Secured Obligations” means (i) all payments and other obligations of Lessee under or in connection with this Interim Lease Schedule, and (ii) all payments and other obligations of Lessee (whether now existing or hereafter incurred) under or in connection with the Master Lease and all present and future Lease Schedules thereto, and (iii) all other leases, indebtedness, liabilities and/or obligations of any kind arising under or from any note, open account, overdraft, credit card, lease, Rate Management Transaction, letter of credit application, endorsement, surety agreement, guaranty, acceptance, foreign exchange contract or any monetary obligations (whether now existing or hereafter incurred, absolute or contingent, direct or indirect) of Lessee to Lessor. “Proceeds” means all cash and non-cash proceeds of the Equipment including, without limitation, insurance proceeds, indemnity proceeds and warranty proceeds. “Rate Management Transaction” means any transaction (including an agreement with respect thereto) that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option, derivative transaction or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

For purposes of this Schedule only, Lessee and Lessor agree to amend the Master Lease as follows: (i) public liability or third party property insurance as described in the second sentence of Section 8 will not be required; (ii) the text of Section 10 is deleted in its entirety; (iii) Subsections 23(a) and 23(c) are deleted; (iv) Subsection 23(b) and the last sentence of Section 4 will apply only if an event of default occurs; and (v) all references in the Lease as it relates to this Schedule to “Lessee” and “Lessor” shall be amended to “Borrower” and “Lender” respectively.

(1)            For purposes of this Schedule only, “Overdue Rate” means an interest rate per annum equal to 3% per annum above the interest rate per annum otherwise applicable to the principal balance of the Lease, but not to exceed the highest rate permitted by applicable law.

(2)            For purposes of this Schedule only, subsection 15(e) is amended to read in its entirety as follows: “Without demanding payment pursuant to section 15(d), increase the interest rate applicable to the principal balance of the Lease to the Overdue Rate;”

For purposes of this Schedule only, Lessee shall pay any and all Taxes relating to this Interim Lease Schedule and its Equipment directly to the applicable taxing authority; Lessee shall prepare and file all reports or returns concerning any such Taxes as may be required by applicable law or regulation (provided, that Lessor shall not be identified as the owner of the Equipment in such reports or returns); and Lessee shall, upon Lessor’s request, send Lessor evidence of payment of such Taxes and copies of any such reports or returns.

I.            OTHER DOCUMENTS; EXPENSES. Lessee agrees to sign and deliver to Lessor any additional documents deemed desirable by Lessor to effect the terms of the Master Lease or this Interim Lease Schedule including, without limitation, Uniform Commercial Code financing statements which Lessor is authorized to file with the appropriate filing officers. Lessee hereby irrevocably appoints Lessor or its designee as Lessee’s attorney-in-fact with full power and authority in the place of Lessee and in the name of Lessee to prepare, sign, amend, file or record any Uniform Commercial Code financing statements or other documents deemed desirable by Lessor to perfect, establish or give notice of Lessor’s interests in the Equipment or in any collateral as to which Lessee has granted Lessor a security interest. Lessee shall pay upon Lessor’s written request any actual out-of-pocket costs and expenses paid or incurred by Lessor in connection with the above terms of this section or the funding and closing of this Interim Lease Schedule. Lessee shall pay Lessor the Initial Documentation/Set-Up Fee identified in Paragraph A above on the date of Lessor’s approval of the first Interim Funding Request.

J.            REPRESENTATIONS AND WARRANTIES. Lessee represents and warrants that: (a) Lessee is a corporation, partnership or proprietorship duly organized, validly existing and in good standing under the laws of the state of its organization and is qualified to do business and is in good standing under the laws of each other state in which the Equipment is or will be located; (b) Lessee has full power, authority and legal right to sign, deliver and perform the Master Lease, this Interim Lease Schedule and all related documents and such actions have been duly authorized by all necessary corporate, partnership or proprietorship action; and (c) the Master Lease, this Interim Lease Schedule and each related document has been duly signed and delivered by Lessee and each such document constitutes a legal, valid and binding obligation of Lessee enforceable in accordance with its terms.

Except as expressly modified hereby, all terms and provisions of the Agreement shall remain in full force and effect. This Schedule is not binding or effective with respect to the Lease or Equipment until executed on behalf of Lessor and Lessee by authorized representatives of Lessor and Lessee, respectively.

IN WITNESS WHEREOF, Lessee and Lessor have caused this Schedule to be executed by their duly authorized representatives as of the date first above written.

INTERTAPE POLYMER CORP. (Lessee)	JPMORGAN CHASE BANK, N.A. (Lessor)
By:	By:

Title:	Title:	Authorized Officer

MASTER LEASE

Dated:                     , 20

This MASTER LEASE AGREEMENT is made and entered into by and between JPMORGAN CHASE BANK, N.A. (“Lessor”), a National Banking Association formed under the laws of the United States with its main office located at 1111 Polaris Parkway, Suite A3 (OH1-1085), Columbus, Ohio 43240 and the Lessee identified below:

Lessee Name:	INTERTAPE POLYMER CORP.

Lessee Address:	3647 CORTEZ RD. W, BRADENTON, FL 34210

Lessee Organization:	A CORPORATION organized under the laws of the State of DE.

1.	LEASE OF EQUIPMENT: Lessor leases to Lessee, and Lessee leases from Lessor, all the property described in the Lease Schedules which are signed from time to time by Lessor and Lessee.

2.

CERTAIN DEFINITIONS: “Schedule” means each Lease Schedule signed by Lessee and Lessor which incorporates the terms of this Master Lease Agreement, together with all exhibits, riders, attachments and addenda thereto. “Equipment” means the property described in each Schedule, together with all attachments, additions, accessions, parts, repairs, improvements, replacements and substitutions thereto. “Lease”, “herein”, “hereunder”, “hereof and similar words mean this Master Lease Agreement and all Schedules, together with all exhibits, riders, attachments and addenda to any of the foregoing, as the same may from time to time be amended, modified or supplemented. “Prime Rate” means the rate of interest per annum announced from time to time by the Lessor as its prime rate; provided that the Prime Rate is a reference rate and may not be the Lessor’s lowest rate. “Lien” means any security interest, lien, mortgage, pledge, encumbrance, judgment, execution, attachment, warrant, writ, levy, other judicial process or claim of any nature whatsoever by or of any person. “Fair Market Value” means the amount which would be paid for an item of Equipment by an informed and willing buyer (other than a used equipment or scrap dealer) and an informed and willing seller neither under a compulsion to buy or sell. “Lessor’s Cost” means the invoiced price of any item of Equipment plus any other cost to Lessor of acquiring an item of Equipment as set forth in the Schedule. “Other Credit Agreement” means any agreement applicable to Lessee or any Guarantor (as defined in Section 14 below) or by which Lessee or any Guarantor is bound involving a liability, indebtedness or performance obligation of Lessee or any Guarantor with a potential liability to Lessee or any Guarantor in an amount equal to or in excess of $50,000.00. All terms defined in the Lease are equally applicable to both the singular and plural form of such terms. “Breakfunding Charge” means the amount, if any, by which (a) the present value of all Remaining Payments discounted to the Prepayment Date at a rate equal to the swap rate of an interest rate swap which the Lessor shall be deemed to have entered into as of the business day preceding the Prepayment Date exceeds (b) the present value of all Remaining Payments discounted to the Prepayment Date at a rate equal to the swap rate of an interest rate swap which the Lessor shall be deemed to have entered into as of the Acceptance Date of the Lease. “Remaining Payments” means, as of the Prepayment Date, (a) the remaining rents and all other amounts Lessee is obligated to pay under the Lease at the end of the Lease Term, including, without limitation, any balloon payment due at the end of the Lease Term and, as to a terminal rental adjustment clause (“TRAC”) lease, the TRAC value or estimated residual value stated in the Schedule, and any other payments required to be paid by Lessee at the end of the Base Term, payable under the Lease for such item after such Prepayment Date to the end of the Base Term, and (b) if the Lease is not a TRAC lease, an amount equal to the Fair Market Value of the Equipment at the end of the Base Term as originally anticipated by Lessor at the Acceptance Date of the Lease (the “Original FMV”); provided, that Lessee agrees that such value shall be determined by the books of Lessor as of the Acceptance Date of the Schedule. “Prepayment Date” means, (i) in the case of a payment resulting from a Casualty Loss, the Loss Payment Due Date, or (ii) in the case of a demand made pursuant to section 15(d), the Demand Date. “Change of Control” means the occurrence of any of the following events: (i) any “person” (as such term in used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Equity Interests of Parent (for the purpose of this clause (i), a Person shall be deemed to beneficially own the Equity Interests of a company that is beneficially owned (as defined above) by another company (a “parent company”) if such Person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Equity Interests of such parent company); (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the

(Intertape Master Lease)

applicable shareholders was approved or ratified by a vote of more than 50% of the Board of Directors of Parent, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or ratified) cease for any reason to constitute a majority of such Board of Directors then in office; (iii) the adoption of a plan relating to the liquidation or dissolution of Parent; or; (iv) the arrangement, merger, consolidation or amalgamation of any Obligor with or into another Person (other than another Obligor) or the merger of another Person that is not an Obligor with or into an Obligor, or the sale of all or substantially all the assets of Parent and its merger, consolidation or amalgamation, the securities of the entity to be merged, that are outstanding immediately prior to such transaction and that represent 100% of the aggregate voting power of the Equity Interests of such entity, are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction at least a majority of the aggregate voting power of the Equity Interest of the surviving corporation. “Equity Interest” means the interest of any (a) shareholder in a corporation; (b) partner in a partnership (whether general, limited, limited liability or joint venture); (c) member in a limited liability company; or (d) other Person having any other form of equity security or ownership interest. “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended. “Governmental Authority” means any federal, state, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, or other entity or officer exercising executive, legislative, judicial, regulatory or administrative functions for or pertaining to any government or court, in each case whether it is or is not associated with the United States, a state, district, or territory thereof, Canada, a province or territory thereof or any other foreign entity or government. “Person” means any individual, corporation, limited liability company, unlimited liability company, partnership, joint venture, joint stock company, land trust, business trust, unincorporated organization, Governmental Authority or other entity. “Parent” means Intertape Polymer Group Inc., a corporation organized under the Canada Business Corporations Act and a Guarantor. “Obligor” means Lessee or any Guarantor.

3.

LEASE TERM AND RENT: The term of the lease of the Equipment described in each Schedule (“Lease Term”) commences on the date stated in the Schedule and continues for the term stated therein. As rent for the Equipment described in each Schedule, Lessee shall pay Lessor the rent payments and all other amounts stated in such Schedule, payable on the dates specified therein. All payments due under the Lease shall be made in United States dollars at Lessor’s office stated in the opening paragraph or as otherwise directed by Lessor in writing. If any payment under the Lease is due on a day on which Lessor is not open for business, then such payment shall be due and payable on the next preceding day on which Lessor is open for business.

4.

ORDERING, DELIVERY, REMOVAL AND INSPECTION OF EQUIPMENT: If an Event of Default occurs or if for any reason Lessee does not accept, or revokes its acceptance of, equipment covered by a purchase order or purchase contract or if any commitment or agreement of Lessor to lease equipment to Lessee expires, terminates or is otherwise canceled, then automatically upon notice from Lessor, any purchase order or purchase contract and all obligations thereunder shall be assigned to Lessee and Lessee shall pay and perform all obligations thereunder. Lessee agrees to pay, defend, indemnify and hold Lessor harmless from any liabilities, obligations, claims, costs and expenses (including reasonable attorney fees and expenses) of whatever kind imposed on or asserted against Lessor in any way related to any purchase orders or purchase contracts. Lessee shall make all arrangements for, and Lessee shall pay all costs of, transportation, delivery, installation and testing of Equipment. The Equipment shall be delivered to Lessee’s premises stated in the applicable Schedule and shall not be removed without Lessor’s prior written consent. Lessor has the right upon reasonable notice to Lessee to inspect the Equipment wherever located. Lessor may enter upon any premises where Equipment is located and remove it immediately, without notice or liability to Lessee, upon the expiration or other termination of the Lease Term.

5.

MAINTENANCE AND USE: Lessee agrees it will, at its sole expense: (a) repair and maintain the Equipment in good condition and working order and supply and install all replacement parts or other devices when required to so maintain the Equipment or when required by applicable law or regulation, which parts or devices shall automatically become part of the Equipment; (b) use and operate the Equipment in a careful manner in the normal course of its business and only for the purposes for which it was designed in accordance with the manufacturer’s warranty requirements, and comply with all laws and regulations relating to the Equipment, and obtain all permits or licenses necessary to install, use or operate the Equipment; and (c) make no alterations, additions, subtractions, upgrades or improvements to the Equipment without Lessor’s prior written consent, but any such alterations, additions, upgrades or improvements shall automatically become part of the Equipment. The Equipment will not be used or located outside of the United States of America.

6.

NET LEASE; NO EARLY TERMINATION: The Lease is a net lease. Lessee’s obligation to pay all rent and all other amounts payable under the Lease is absolute and unconditional under any and all circumstances and shall not be affected by any circumstances of any character including, without limitation, (a) any setoff, claim, counterclaim, defense or reduction which Lessee may have at any time against Lessor or any other party for any reason, or (b) any defect in the condition, design or operation of, any lack of fitness for use of, any damage to or loss of, or any lack of maintenance or service for any of the Equipment. Each Schedule is a noncancelable lease of the Equipment described therein and Lessee’s obligation to pay rent and

(Intertape Master Lease)

perform all other obligations thereunder and under the Lease are not subject to prepayment, cancellation or termination by Lessee for any reason.

7.

NO WARRANTIES BY LESSOR: LESSOR LEASES THE EQUIPMENT AS-IS, WHERE-IS, AND WITH ALL FAULTS. LESSOR MAKES NO WARRANTIES OR REPRESENTATIONS, EXPRESS OR IMPLIED, OF ANY KIND AS TO THE EQUIPMENT INCLUDING, WITHOUT LIMITATION: ITS MERCHANTABILITY; ITS FITNESS FOR ANY PARTICULAR PURPOSE; ITS DESIGN, CONDITION, QUALITY, CAPACITY, DURABILITY, CAPABILITY, SUITABILITY OR WORKMANSHIP; ITS NON-INTERFERENCE WITH OR NON-INFRINGEMENT OF ANY PATENT, TRADEMARK, COPYRIGHT OR OTHER INTELLECTUAL PROPERTY RIGHT; OR ITS COMPLIANCE WITH ANY LAW, RULE, SPECIFICATION, PURCHASE ORDER OR CONTRACT PERTAINING THERETO. Lessor hereby assigns to Lessee the benefit of any assignable manufacturer’s or supplier’s warranties, but Lessor, at Lessee’s written request, will cooperate with Lessee in pursuing any remedies Lessee may have under such warranties. Any action taken with regard to warranty claims against any manufacturer or supplier by Lessee will be at Lessee’s sole expense. LESSOR MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND AS TO THE FINANCIAL CONDITION OR FINANCIAL STATEMENTS OF ANY PARTY OR AS TO THE TAX OR ACCOUNTING TREATMENT OR CONSEQUENCES OF THE LEASE, THE EQUIPMENT OR THE RENT PAYMENTS.

8.

INSURANCE: Lessee at its sole expense shall at all times keep each item of Equipment insured against all risks of loss or damage from every cause whatsoever for an amount not less than the greater of the full replacement value or the Stipulated Loss Value (as defined in Section 9(b) below) of such item of Equipment. Lessee at its sole expense shall at all times carry public liability and third party property damage insurance in amounts satisfactory to Lessor (but in no event less than $5,000,000.00) protecting Lessee and Lessor from liabilities for injuries to persons and damage to property of others relating in any way to the Equipment. All insurers shall be reasonably satisfactory to Lessor. Lessee shall deliver to Lessor satisfactory evidence of such coverage prior to and during the Lease Term of each Schedule. Proceeds of any insurance covering damage or loss of the Equipment shall be payable to Lessor as loss payee and shall be applied as set forth in Section 9 below. Proceeds of any public liability or third party property insurance shall be payable first to Lessor as additional insured to the extent of its liability, then to Lessee. If an Event of Default occurs and is continuing, then Lessee automatically appoints Lessor as Lessee’s attorney-in-fact with full power and authority in the place of Lessee and in the name of Lessee or Lessor to make claim for, receive payment of, and sign and endorse all documents, checks or drafts for loss or damage under any such policy. Each insurance policy will require that the insurer give Lessor at least 30 days prior written notice of any cancellation of such policy and will require that Lessor’s interests remain insured regardless of any act, error, omission, neglect or misrepresentation of Lessee. In the event that any policies insuring against liability risks described above shall now or hereafter provide coverage on a “claims made” basis, Lessee shall continue to maintain such policies in effect for a period of not less than three years after the expiration of the Lease Term of any Schedules. The insurance maintained by Lessee shall be primary without any right of contribution from insurance which may be maintained by Lessor.

9.	LOSS AND DAMAGE:

(a)

Lessee bears the entire risk of loss, theft, damage or destruction of Equipment in whole or in part from any reason whatsoever (“Casualty Loss”). No Casualty Loss to Equipment shall relieve Lessee from the obligation to pay rent or from any other obligation under the Lease. In the event of Casualty Loss to any item of Equipment, Lessee shall immediately notify Lessor of the same and Lessee shall, if so directed by Lessor, immediately repair the same. If Lessor determines that any item of Equipment has suffered a Casualty Loss beyond repair (“Lost Equipment”), then Lessee, at the option of Lessor, shall: (1) immediately replace the Lost Equipment with similar equipment in good repair, condition and working order free and clear of any Liens and deliver to Lessor a bill of sale covering the replacement equipment, in which event such replacement equipment shall automatically be Equipment under the Lease; or (2) on the rent payment date which is at least 30 but no more than 60 days after the date of the Casualty Loss (the “Loss Payment Due Date”), pay to Lessor all accrued and unpaid rent, late charges and other amounts due under the Lease on or before such rent payment date plus the Stipulated Loss Value for such Lost Equipment as of the Loss Payment Due Date and a Breakfunding Charge. Upon payment by Lessee of all amounts due under the above clause (2), the lease of the Lost Equipment will terminate and Lessor shall transfer to Lessee all of Lessor’s right, title and interest in such Equipment on an “as-is, where-is” basis with all faults, without recourse and without representation or warranty of any kind, express or implied.

(b)

“Stipulated Loss Value” of any item of Equipment during its Lease Term equals the Stipulated Loss Value of the Equipment as set forth in its Schedule. If the Stipulated Loss Value of any item of Equipment is not set forth in its Schedule, then the Stipulated Loss Value shall be equal to 102% of the present value discounted in arrears to the applicable date at the applicable SLV Discount Rate of (1) the remaining rents and all other amounts [including, without limitation, any balloon payment and, as to a terminal rental adjustment clause (“TRAC”) lease, the TRAC value stated in the Schedule, and any other payments required to be paid by Lessee at the end of the applicable Lease Term] payable under the Lease for such item on

(Intertape Master Lease)

and after such date to the end of the applicable Lease Term and (2) an amount equal to the Economic Value of the Equipment. For any item of Equipment, “Economic Value” means the Fair Market Value of the Equipment at the end of the applicable Lease Term as originally anticipated by Lessor at the Commencement Date of the applicable Schedule; provided, that Lessee agrees that such value shall be determined by the books of Lessor as of the Commencement Date of the applicable Schedule. After the payment of all rent due under the applicable Schedule and the expiration of the Lease Term of any item of Equipment, the Stipulated Loss Value of such item equals the Economic Value of such item. Stipulated Loss Value shall also include any Taxes payable by Lessor in connection with its receipt thereof. For any item of Equipment, “SLV Discount Rate” means an interest rate equal to LIBOR in effect on the Commencement Date of the Schedule for such item. “LIBOR” means the London Interbank Offered Rate for 30 day loans as published in the Wall Street Journal on the applicable date; provided that if the Wall Street Journal is not published on a particular day, the rate shall be as published in the most recently preceding published Wall Street Journal or, if the Wall Street Journal has stopped publishing 30-day LIBOR or if the Wall Street Journal has stopped publishing 30-day LIBOR on at least a monthly basis, in a comparable publication as reasonably determined by Lessor.

10.	TAX BENEFITS INDEMNITY:

(a)

The Lease has been entered into on the basis that Lessor shall be entitled to such deductions, credits and other tax benefits as are provided by federal, state and local income tax law to an owner of the Equipment (the “Tax Benefits”) including, without limitation: (1) modified accelerated cost recovery deductions on each item of Equipment under Section 168 of the Code (as defined below) in an amount determined commencing with the taxable year in which the Commencement Date of the applicable Schedule occurs, using the maximum allowable depreciation method available under Section 168 of the Code, using a recovery period (as defined in Section 168 of the Code) reasonably determined by Lessor, and using an initial adjusted basis which is equal to the Lessor’s Cost of such item; (2) amortization of the expenses paid by Lessor in connection with the Lease on a straight-line basis over the term of the applicable Schedule; and (3) Lessor’s federal taxable income will be subject to the maximum rate on corporations in effect under the Code as of the Commencement Date of the applicable Schedule.

(b)

If on any one or more occasions (1) Lessor shall lose, shall not have or shall lose the right to claim all or any part of the Tax Benefits, (2) there shall be reduced, disallowed, recalculated or recaptured all or any part of the Tax Benefits, or (3) all or any part of the Tax Benefits is reduced by a change in law or regulation (each of the events described in subparagraphs 1, 2 or 3 of this paragraph (b) will be referred to as a “Tax Loss”), then, upon 30 days written notice by Lessor to Lessee that a Tax Loss has occurred, Lessee shall pay Lessor an amount which, in the reasonable opinion of Lessor and after the deduction of all taxes required to be paid by Lessor with respect to the receipt of such amount, will provide Lessor with the same after-tax net economic yield which was originally anticipated by Lessor as of the Commencement Date of the applicable Schedule.

(c)

A Tax Loss shall occur upon the earliest of: (1) the happening of any event (such as disposition or change in use of an item of Equipment) which may cause such Tax Loss; (2) Lessor’s payment to the applicable taxing authority of the tax increase resulting from such Tax Loss; or (3) the adjustment of Lessor’s tax return to reflect such Tax Loss.

(d)

Lessor shall not be entitled to payment under this section for any Tax Loss caused solely by one or more of the following events: (1) a disqualifying sale or disposition of an item of Equipment by Lessor prior to any Event of Default by Lessee; (2) Lessor’s failure to timely or properly claim the Tax Benefits in Lessor’s tax return; (3) a disqualifying change in the nature of Lessor’s business or liquidation thereof; (4) a foreclosure by any person holding through Lessor a security interest on an item of Equipment which foreclosure results solely from an act of Lessor; or (5) Lessor’s failure to have sufficient taxable income or tax liability to utilize the Tax Benefits.

(e)

“Code” shall mean the Internal Revenue Code of 1986, as amended. For the purposes of this section 10, the term “Lessor” shall include any affiliate group (within the meaning of section 1504 of the Code) of which Lessor is a member for any year in which a consolidated income tax return is filed for such affiliated group. Lessee’s obligations under this section shall survive the expiration, cancellation or termination of the Lease.

11.

GENERAL TAX INDEMNITY: Lessee will pay, and will defend, indemnify and hold Lessor harmless on an after-tax basis from, any and all Taxes (as defined below) and related audit and contest expenses on or relating to (a) any of the Equipment, (b) the Lease, (c) purchase, acceptance, ownership, lease, possession, use, operation, transportation, return or other disposition of any of the Equipment, and (d) rentals or earnings relating to any of the Equipment or the Lease. “Taxes” means present and future taxes or other governmental charges that are not based on the net income of Lessor, whether they are assessed to or payable by Lessee or Lessor, including, without limitation (i) sales, use, excise, licensing, registration, titling, franchise, business and occupation, gross receipts, stamp and personal property taxes, (ii) levies, imposts, duties, assessments, charges and withholdings, (iii) penalties, fines, and additions to tax and (iv) interest on any of the foregoing. Unless Lessor elects otherwise in a writing sent

(Intertape Master Lease)

to Lessee, Lessor will prepare and file all reports and returns relating to any Taxes and will pay all Taxes to the appropriate taxing authority. Lessee will reimburse Lessor for all such payments promptly on request. On or after any applicable assessment/levy/lien date for any personal property Taxes relating to any Equipment, Lessee agrees that upon Lessor’s request Lessee shall pay to Lessor the personal property Taxes which Lessor reasonably anticipates will be due, assessed, levied or otherwise imposed on any Equipment during its Lease Term. If Lessor elects in a writing sent to Lessee, Lessee will itself prepare and file all such reports and returns, pay all such Taxes directly to the taxing authority, and send Lessor evidence thereof. Lessee’s obligations under this section shall survive the expiration, cancellation or termination of the Lease.

12.

GENERAL INDEMNITY: Lessee assumes all risk and liability for, and shall defend, indemnify and keep Lessor harmless on an after-tax basis from, any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses, including reasonable attorney fees and expenses, of whatsoever kind and nature imposed on, incurred by or asserted against Lessor, in any way relating to or arising out of the manufacture, purchase, acceptance, rejection, ownership, possession, use, selection, delivery, lease, operation, condition, sale, return or other disposition of the Equipment or any part thereof (including, without limitation, any claim for latent or other defects, whether or not discoverable by Lessee or any other person, any claim for negligence, tort or strict liability, any claim under any environmental protection or hazardous waste law and any claim for patent, trademark or copyright infringement). Lessee will not indemnify Lessor under this section for loss or liability arising from events which occur after the Equipment has been returned to Lessor or for loss or liability caused directly and solely by the gross negligence or willful misconduct of Lessor. In this section, “Lessor” also includes any director, officer, employee, agent, successor or assign of Lessor. Lessee’s obligations under this section shall survive the expiration, cancellation or termination of the Lease.

13.

PERSONAL PROPERTY: Lessee represents and agrees that the Equipment is, and shall at all times remain, separately identifiable personal property. Upon Lessor’s request, Lessee shall furnish Lessor a landlord’s and/or mortgagee’s waiver and consent to remove all Equipment. Lessor may display notice of its interest in the Equipment by any reasonable identification. Lessee shall not alter or deface any such indicia of Lessor’s interest.

14.

DEFAULT: Each of the following events shall constitute an Event of Default under the Lease: (a) Lessee fails to pay any rent or other amount due under the Lease within 10 days of its due date; or (b) Lessee fails to perform or observe any of its obligations in Sections 8, 18, or 22 hereof; or (c) Lessee fails to perform or observe any of its other obligations in the Lease for more than 30 days after Lessor notifies Lessee of such failure; or (d) Lessee or any Guarantor fails to pay or perform or observe any term, covenant (including, but not limited to, any financial covenant), agreement or condition contained in, or there shall occur any payment or other default under or as defined in, any loan, credit agreement, extension of credit or lease in which Lessor or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor, other than this Agreement (each an “Affiliate Credit Agreement”) which shall not be remedied within the period of time (if any) within which such Affiliate Credit Agreement permits such default to be remedied; or (e) any statement, representation or warranty made by Lessee in the Lease, in any Schedule or in any document, certificate or financial statement in connection with the Lease proves at any time to have been untrue or misleading in any material respect as of the time when made; or (f) Lessee or any Guarantor becomes insolvent or bankrupt, or admits its inability to pay its debts as they mature, or makes an assignment for the benefit of creditors, or applies for, institutes or consents to the appointment of a receiver, trustee or similar official for it or any substantial part of its property or any such official is appointed without its consent, or applies for, institutes or consents to any bankruptcy, insolvency, reorganization, debt moratorium, liquidation or similar proceeding relating to it or any substantial part of its property under the laws of any jurisdiction or any such proceeding is instituted against it without stay or dismissal for more than 60 days, or it commences any act amounting to a business failure or a winding up of its affairs, or it ceases to do business as a going concern; or (g) with respect to any guaranty, letter of credit, pledge agreement, security agreement, mortgage, deed of trust, debt subordination agreement or other credit enhancement or credit support agreement (whether now existing or hereafter arising) signed or issued by any party (each a “Guarantor”) in connection with all or any part of Lessee’s obligations under the Lease, the Guarantor defaults in its obligations thereunder or any such agreement shall cease to be in full force and effect or shall be declared to be null, void, invalid or unenforceable by the Guarantor; or (h) Lessee or any Guarantor fails to pay or perform or observe any term, covenant (including, but not limited to, any financial covenant), agreement or condition contained in, or there shall occur any payment or other default under or as defined in any Other Credit Agreement which shall not be remedied within the period of time (if any) within which such Other Credit Agreement permits such default to be remedied, regardless of whether such default is waived by any other party to such Other Agreement or such default produces or results in the cancellation of such Other Credit Agreement or the acceleration of the liability, indebtedness or other obligation under such Other Credit Agreement; or (i) Lessee or any Guarantor shall suffer the loss of any material license or franchise when Lessor shall reasonably conclude that such loss fairly impairs Lessee’s or such Guarantor’s ability to perform its obligations required hereunder or with respect hereto; or (j) Lessee or any Guarantor shall fail to pay any final judgment for the payment of money in an amount equal to or in excess of $50,000.00; or (k) there shall occur in Lessor’s reasonable opinion any material adverse change in the financial condition, business or operations of Lessee or any Guarantor; or (1) a Change of Control shall occur.

(Intertape Master Lease)

15.

REMEDIES: If any Event of Default exists, Lessor may exercise in any order one or more of the remedies described in the lettered subparagraphs of this section, and Lessee shall perform its obligations imposed thereby:

(a)	Lessor may require Lessee to return any or all Equipment as provided in the Lease.

(b)

Lessor or its agent may repossess any or all Equipment wherever found, may enter the premises where the Equipment is located and disconnect, render unusable and remove it, may demand that Lessee cease using the Equipment, and may use such premises without charge to store or show the Equipment for sale for up to 90 days.

(c)	Lessor may sell any or all Equipment at public or private sale, with or without advertisement or publication, may re-lease or otherwise dispose of it or may use, hold or keep it.

(d)

Lessor may require Lessee to pay to Lessor on a demand date specified by Lessor (the “Demand Date”), with respect to any or all Equipment (i) all accrued and unpaid rent, late charges and other amounts due under the Lease on or before such demand date, plus (ii) as liquidated damages for loss of a bargain and not as a penalty, and in lieu of any further payments of rent, the Stipulated Loss Value of the Equipment on such demand date, plus (iii) interest at the Overdue Rate on the total of the foregoing from the demand date to the date of payment, plus (iv) a Breakfunding Charge. “Overdue Rate” means an interest rate per annum equal to the higher of 18% or 2% over the Prime Rate, but not to exceed the highest rate permitted by applicable law. The parties acknowledge that the foregoing money damage calculation reasonably reflects Lessor’s anticipated loss with respect to the Equipment and the related Lease resulting from the Event of Default. If an Event of Default under section 14(f) of this Master Lease Agreement exists, then Lessee will be automatically liable to pay Lessor the foregoing amounts as of the next rent payment date unless Lessor otherwise elects in writing.

(e)	Without demanding payment pursuant to section 15(d), increase the Rent Payment due under the Lease to an amount equal to 105% of the payment provided for in the Schedule as amended from time to time.

(f)

Lessee shall pay all costs, expenses and damages incurred by Lessor because of the Event of Default or its actions under this section, including, without limitation any collection agency and/or attorney fees and expenses, and any costs related to the repossession, safekeeping, storage, repair, reconditioning or disposition of the Equipment.

(g)

Lessor may terminate the Lease and/or any or all Schedules, may sue to enforce Lessee’s performance of its obligations under the Lease and/or may exercise any other right or remedy then available to Lessor at law or in equity.

            Except as otherwise expressly required by Section 14 hereof or by applicable law, Lessor is not required to take any legal process or give Lessee any notice before exercising any of the above remedies. None of the above remedies is exclusive, but each is cumulative and in addition to any other remedy available to Lessor. Lessor’s exercise of one or more remedies shall not preclude its exercise of any other remedy. No action taken by Lessor shall release Lessee from any of its obligations to Lessor. No delay or failure on the part of Lessor to exercise any right hereunder shall operate as a waiver thereof, nor as an acquiescence in any Event of Default, nor shall any single or partial exercise of any right preclude any other exercise thereof or the exercise of any other right. After any Event of Default, Lessor’s acceptance of any payment by Lessee under the Lease shall not constitute a waiver by Lessor of such Event of Default, regardless of Lessor’s knowledge or lack of knowledge at the time of such payment, and shall not constitute a reinstatement of the Lease if the Lease has been declared in default by Lessor, unless Lessor has agreed in writing to reinstate the Lease and to waive the Event of Default.

            If Lessor actually repossesses any Equipment, then it will use commercially reasonable efforts under the then current circumstances to attempt to mitigate its damages; provided, that Lessor shall not be required to sell, re-lease or otherwise dispose of any Equipment prior to Lessor enforcing any of the remedies described above. Lessor may sell or re-lease the Equipment in any manner it chooses, free and clear of any claims or rights of Lessee and without any duty to account to Lessee with respect thereto except as provided below. If Lessor actually sells or re-leases the Equipment, it will credit the net proceeds of any sale of the Equipment, or the net present value (discounted at the then current Prime Rate) of the rents payable under any new lease of the Equipment, against and up to (but not exceeding) the Stipulated Loss Value of the Equipment and any other amounts Lessee owes Lessor, or will reimburse Lessee for and up to (but not exceeding) Lessee’s payment thereof. The term “net” as used above shall mean such amount after deducting the costs and expenses described in clause (e) above of this section.

16.

LESSOR’S RIGHT TO PERFORM: If Lessee fails to make any payment under the Lease or fails to perform any of its other agreements in the Lease (including, without limitation, its agreement to provide insurance coverage as stated in the Lease), Lessor may itself make such payment or perform such agreement, and the amount of such payment and the amount of the expenses of Lessor incurred in connection with such payment or performance shall be deemed to be additional rent, payable by Lessee on demand.

(Intertape Master Lease)

17.

FINANCIAL AND OTHER REPORTS: Lessee agrees to furnish to Lessor: (a) annual audited financial statements setting forth the financial condition and results of operation of Parent (financial statements shall include balance sheet, income statement and statement of cash flows and all notes and auditor’s report thereto) within 90 days of the end of each fiscal year of Parent; (b) quarterly financial statements setting forth the financial condition and results of operation of Lessee within 45 days of the end of each of the first three fiscal quarters of Parent; and (c) such other financial information as Lessor may from time to time reasonably request including, without limitation, financial reports filed by Lessee or Parent with federal or state regulatory agencies. All such financial information shall be prepared in accordance with generally accepted accounting principles on a basis consistently applied. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of Lessee and any Guarantor under such Affiliate Credit Agreement shall remain fully applicable to Lessee and any Guarantor (as the case may be). Lessee agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to Lessor in satisfaction of Lessee’s obligation to deliver such information to Lessor. If for any reason whatsoever an Affiliate Credit Agreement is canceled, discharged or otherwise terminated, then, automatically and without any action by Lessor or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Master Lease by reference, and shall be made a part of this Master Lease. Lessee will promptly notify Lessor in writing with full details if any event occurs or any condition exists which constitutes, or which but for a requirement of lapse of time or giving of notice or both would constitute, an Event of Default under the Lease or which might materially and adversely affect the financial condition or operations of Lessee or any affiliate of Lessee. Lessee will promptly notify Lessor in writing of the commencement of any litigation to which Lessee or any of its subsidiaries or affiliates may be a party (except for litigation in which Lessee’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to Lessee would adversely affect or impair the title of Lessor to the Equipment or which, if decided adversely to Lessee would materially adversely affect the business operations or financial condition of Lessee. Lessee will immediately notify Lessor, in writing, of any judgment against Lessee if such judgment would have the effect described in the preceding sentence.

18.

NO CHANGES IN LESSEE; FINANCIAL COVENANTS: Lessee shall not: (a) liquidate, dissolve or suspend its business; (b) sell, transfer or otherwise dispose of all or a majority of its assets, except that Lessee may sell its inventory in the ordinary course of its business; (c) enter into any merger, consolidation or similar reorganization unless it is the surviving company; (d) transfer all or any substantial part of its operations or assets outside of the United States of America; or (e) without 30 days advance written notice to Lessor, change its name, state of incorporation or organization, or chief place of business. All financial covenants of Lessee and any Guarantor under any Affiliate Credit Agreement shall remain fully applicable to Lessee and any Guarantor (as the case may be) and shall not be violated by Lessee or any Guarantor (as the case may be) at any time. If for any reason whatsoever an Affiliate Credit Agreement is canceled, discharged or otherwise terminated, then, automatically and without any action by Lessor or any other party, all financial covenants which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Master Lease by reference, and shall be made a part of this Master Lease.

19.

LATE CHARGES: If any rent or other amount payable under the Lease is not paid within 5 days of its due date, then as compensation for the administration and enforcement of Lessee’s obligation to make timely payments, Lessee shall pay with respect to each overdue payment on demand an amount equal to the greater of fifteen dollars ($15.00) or five percent (5%) of the each overdue payment (but not to exceed the highest late charge permitted by applicable law) plus any collection agency fees and expenses. The failure of Lessor to collect any late charge will not constitute a waiver of Lessor’s right with respect thereto.

20.

NOTICES; POWER OF ATTORNEY: (a) Any notices and demands under or related to this document shall be in writing and delivered to the intended party at its address stated herein (if to Bank to 1111 Polaris Parkway, Suite 3A – OH1-1085, Columbus, Ohio 43240-2050, to the attention of the Operations Manager). Notice shall be deemed sufficiently given or made (i) upon receipt if delivered by hand, (ii) on the Delivery Day after the day of deposit with a nationally recognized courier service, (iii) on the third Delivery Day after the day of deposit in the United States mail, sent certified, postage prepaid with return receipt requested, and (iv) only if to Lessee, on the third Delivery Day after the notice is deposited in the United States mail, postage prepaid. “Delivery Day” means a day other than a Saturday, a Sunday, or any other day on which national banking associations are authorized to be closed. Any party may change its address for the purposes of the receipt of notices and demands by giving notice of such change in the manner provided in this provision. (b) With respect to any power of attorney covered by the Lease, the powers conferred on Lessor thereby: are powers coupled with an interest; are irrevocable; are solely to protect Lessor’s interests under the Lease; and do not impose any duty on Lessor to exercise such powers. Lessor shall be accountable solely for amounts it actually receives as a result of its exercise of such powers.

21.

ASSIGNMENT BY LESSOR: Lessor and any assignee of Lessor, with or without notice to or consent of Lessee, may sell, assign, transfer or grant a security interest in all or any part of Lessor’s rights, obligations, title or interest in the Equipment, the Lease, any Schedule or the amounts payable under the Lease or any Schedule to any entity (a “transferee”). The transferee shall

(Intertape Master Lease)

succeed to all of Lessor’s rights in respect to the Lease as assigned to said transferee (including, without limitation, all rights to insurance and indemnity protection described in the Lease). Lessee agrees to sign any acknowledgement and other documents reasonably requested by Lessor or the transferee in connection with any such transfer transaction. Lessee, upon receiving notice of any such transfer transaction, shall comply with the terms and conditions thereof. Lessee agrees that it shall not assert against any transferee any claim, defense, setoff, deduction or counterclaim which Lessee may now or hereafter be entitled to assert against Lessor. Unless otherwise agreed in writing, the transfer transaction shall not relieve Lessor of any of its obligations to Lessee under the Lease and Lessee agrees that the transfer transaction shall not be construed as being an assumption of such obligations by the transferee. Lessee agrees that Lessor may provide lease information and financial information about Lessee on a confidential basis to any prospective transferee.

22.

NO ASSIGNMENT, SUBLEASE OR LIEN BY LESSEE: LESSEE SHALL NOT, DIRECTLY OR INDIRECTLY, (a) MORTGAGE, ASSIGN, SELL, TRANSFER, OR OTHERWISE DISPOSE OF THE LEASE OR ANY INTEREST THEREIN OR THE EQUIPMENT OR ANY PART THEREOF, OR (b) SUBLEASE, RENT, LEND OR TRANSFER POSSESSION OR USE OF THE EQUIPMENT OR ANY PART THEREOF TO ANY PARTY, OR (c) CREATE, INCUR, GRANT, ASSUME OR ALLOW TO EXIST ANY LIEN ON THE LEASE, ANY SCHEDULE, THE EQUIPMENT OR ANY PART THEREOF.

23.	EXPIRATION OF LEASE TERM:

(a)

At least 90 days (or earlier if otherwise specified), but no more than 270 days prior to expiration of the Lease Term of each Schedule, Lessee shall give Lessor written notice of its electing one of the following options for all (but not less than all) of the Equipment covered by such Schedule: return the Equipment under clause (b) below; or purchase the Equipment under clause (c) below. The election of an option shall be irrevocable. If Lessee fails to give timely notice of its election, then (i) Lessee shall be deemed to have elected to return the Equipment to Lessor at the end of the original Lease Term or, if elected by Lessor under clause (ii) of this sentence, the Extended Lease Term, and (ii) Lessor, at its option, may extend the Lease Term for an additional three months (“Extended Lease Term”) and all provisions of the Lease shall remain in full force and effect during the Extended Lease Term including, without limitation, obligations to pay rent and insure the Equipment.

(b)

If Lessee elects or is deemed to have elected to return the Equipment at the expiration of the Lease Term of a Schedule or if Lessee is obligated at any time to return the Equipment, then Lessee shall, at its sole expense and risk, deinstall, disassemble, pack, crate, insure and return the Equipment to Lessor (all in accordance with applicable industry standards) at any location in the continental United States of America selected by Lessor. The Equipment shall be in the same condition as when received by Lessee, reasonable wear, tear and depreciation resulting from normal and proper use excepted (and, if applicable, in the condition set forth in the Lease or the Schedule), shall be in good operating order and maintenance as required by the Lease, shall be certified as being eligible for any available manufacturer’s maintenance program, shall be free and clear of any Liens as required by the Lease, shall comply with all applicable laws and regulations and shall include all manuals, specifications, repair and maintenance records and similar documents. Until Equipment is returned as required above, all provisions of the Lease shall remain in full force and effect including, without limitation, obligations to pay rent and insure the Equipment; provided, that the Lease Term of the lease of the Equipment covered by such Schedule shall be month-to- month or such shorter period as may be specified by Lessor.

(c)

If Lessee gives Lessor timely notice of its election to purchase Equipment, then on the expiration date of the applicable Schedule Lessee shall purchase all (but not less than all) of the Equipment and shall pay to Lessor the Fair Market Value of the Equipment plus all Taxes (other than income taxes on Lessor’s gains on such sale), costs and expenses incurred or paid by Lessor in connection with such sale plus all accrued but unpaid amounts due with respect to the Equipment and/or the Schedule. The Stipulated Loss Value or Economic Value of any item of Equipment shall have no bearing or influence on the determination of Fair Market Value under this clause (c). Upon payment in full of the above amounts, and if no Event of Default has occurred and is continuing under the Lease, Lessor shall transfer title to such Equipment to Lessee “as-is, where- is” with all faults and without recourse to Lessor and without any representation or warranty of any kind whatsoever by Lessor, express or implied.

(d)

For purposes of the purchase option of the Lease, the determination of the Fair Market Value of any Equipment shall be determined (1) without deducting any costs of dismantling or removal from the location of use, (2) on the assumptions that the Equipment is in the better of its then current condition or the condition required by the applicable return and maintenance provisions of the Lease and that the Equipment is free and clear of any Liens as required by the Lease, and (3) by mutual agreement of Lessee and Lessor or, if Lessor and Lessee are not able to agree on such value, by the Appraisal Procedure. “Appraisal Procedure” means the determination of Fair Market Value by an independent appraiser acceptable to Lessor and Lessee, or, if the parties are unable to agree on an acceptable appraiser, by averaging the valuation (disregarding the one which differs the most from the other two) of three independent appraisers, the first appointed by Lessor, the second

(Intertape Master Lease)

appointed by Lessee and the third appointed by the first two appraisers. Lessee, at its sole expense, shall pay all fees, costs and expenses of the above described appraisers.

24.

GOVERNING LAW: THE INTERPRETATION, CONSTRUCTION AND VALIDITY OF THE LEASE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF OHIO WITHOUT REFERENCE TO CONFLICT OF LAW PROVISIONS. WITH RESPECT TO ANY ACTION BROUGHT BY LESSOR AGAINST LESSEE TO ENFORCE ANY TERM OF THE LEASE, LESSEE HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION AND VENUE OF ANY STATE OR FEDERAL COURT IN OHIO, WHERE THE MAIN OFFICE OF LESSOR IS LOCATED.

25.

RIGHT OF SETOFF. Lessee grants to the Lessor a security interest in the Deposits, and the Lessor is authorized to setoff and apply, all Deposits, Securities and Other Property, and Lessor Debt against any and all Liabilities. This right of setoff may be exercised at any time and from time to time, without prior notice to or demand on the Lessee and regardless of whether any Liabilities are contingent, unmatured or unliquidated. In this section: (a) the term “Deposits” means any and all accounts and deposits of the Lessee (whether general, special, time, demand, provisional or final) at any time held by the Lessor (including all Deposits held jointly with another, but excluding any IRA or Keogh Deposits, or any trust Deposits in which a security interest would be prohibited by law); (b) the term “Securities and Other Property” means any and all securities and other personal property of the Lessee in the custody, possession or control of the Lessor, JPMorgan Chase & Co. or their respective subsidiaries and affiliates (other than property held by the Lessor in a fiduciary capacity); and (c) the term “ Lessor Debt” means all indebtedness at any time owing by the Lessor, to or for the credit or account of the Lessee and any claim of the Lessee (whether individual, joint and several or otherwise) against the Lessor now or hereafter existing.

26.

MISCELLANEOUS: (a) Subject to the limitations herein, the Lease shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, successors and assigns. (b) This Master Lease Agreement and each Schedule may be executed in any number of counterparts, which together shall constitute a single instrument. If more than one counterpart of each Schedule is executed by Lessee and Lessor, then only one may be marked “Lessor’s Original” by Lessor. A security interest in any Schedule may be created through transfer and possession only of: the sole original of said Schedule if there is only one original; or the counterpart marked “Lessor’s Original” if there are multiple counterparts of said Schedule. (c) Section and paragraph headings in this Master Lease Agreement and the Schedules are for convenience only and have no independent meaning. (d) The terms of the Lease shall be severable and if any term thereof is declared unconscionable, invalid, illegal or void, in whole or in part, the decision so holding shall not be construed as impairing the other terms of the Lease and the Lease shall continue in full force and effect as if such invalid, illegal, void or unconscionable term were not originally included herein. (e) All indemnity obligations of Lessee under the Lease and all rights, benefits and protections provided to Lessor by warranty disclaimers shall survive the cancellation, expiration or termination of the Lease. (f) Neither party hereto shall be liable to other party hereto for any indirect, consequential or special damages for any reason whatsoever. (g) Each payment made by Lessee shall be applied by Lessor in such manner as Lessor determines in its discretion which may include, without limitation, application as follows: first, to accrued late charges; second, to accrued rent; and third, the balance to any other amounts then due and payable by Lessee under the Lease. (h) If the Lease is signed by more than one Lessee, each of such Lessees shall be jointly and severally liable for payment and performance of all of Lessee’s obligations under the Lease. (i) In order to secure all obligations of Lessee under the Lease, Lessee assigns and grants to Lessor a security interest in: all rights, powers and privileges of Lessee under any sublease of any Equipment hereafter authorized in writing by Lessor; and all funds, balances, accounts, proceeds of collateral and/or other property of any kind of Lessee or in which Lessee has an interest now or hereafter in the possession, custody, or control of Lessor and any of its direct or indirect affiliates and subsidiaries, including, without limitation, J.P. Morgan Securities Inc.

27.

GOVERNMENT REGULATION: Lessee shall not (a) be or become subject, at any time, to any law, regulation, or list of any government agency (including, without limitation, the U.S. Office of Foreign Asset Control list) that prohibits or limits Lessor from making any advance or extension of credit to Lessee or from otherwise conducting business with Lessee or (b) fail to provide documentary and other evidence of Lessee’s identity as may be requested by Lessor at any time to enable Lessor to verify Lessee’s identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

28.	USA PATRIOT ACT NOTIFICATION: The following notification is provided to Lessee pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for Lessee: When Lessee opens an account, if Lessee is an individual, Lessor will ask for Lessee’s name, tax payer identification number, residential

(Intertape Master Lease)

address, date of birth, and other information that will allow Lessor to identify Lessee, and if Lessee is not an individual, Lessor will ask for Lessee’s name, taxpayer identification number, business address, and other information that will allow Lessor to identify Lessee. Lessor may also ask, if Lessee is an individual, to see Lessee’s driver’s license or other identifying documents, and if Lessee is not an individual, to see Lessee’s legal organizational documents or other identifying documents.

29.

REPRESENTATIONS AND WARRANTIES: Lessee represents and warrants to Lessor in connection with each Schedule that: (a) Lessee is a corporation, limited liability company, partnership or proprietorship as stated at the outset of the Master Lease duly organized, validly existing and in good standing under the laws of the state of its organization as stated at the outset of the Master Lease and Lessee is qualified to do business and is in good standing under the laws of each other state in which the Equipment is or will be located; (b) Lessee’s name as set forth at the outset of this Master Lease is its complete and correct legal name as indicated in the public records of Lessee’s state of organization; (c) Lessee has full power, authority and legal right to sign, deliver and perform the Master Lease, the Schedule and all related documents and such actions have been duly authorized by all necessary corporate, company, partnership or proprietorship action; (d) the Master Lease, the Schedule and each related document has been duly signed and delivered by Lessee and each such document constitutes a legal, valid and binding obligation of Lessee enforceable in accordance with its terms; (e) there is no litigation or other proceeding pending, or to the best of the Lessee’s knowledge, threatened against or affecting Lessee which, if decided adversely to Lessee, would adversely affect, impair or encumber the interest of Lessor in the Equipment or would materially adversely affect the business operations or financial condition of Lessee; (f) all balance sheets, income statements and other financial data that have been delivered to Lessor with respect to Lessee are complete and correct in all material respects, fairly present the financial condition of Lessee on the dates for which, and the results of its operations for the periods for which, the same have been furnished and have been prepared in accordance with generally accepted accounting principles consistently applied, (g) there has been no material adverse change in the condition of Lessee, financial or otherwise, since the date of the most recent financial statements delivered to Lessor, and (h) Lessee’s organizational number assigned to Lessee by the state of its organization is correctly stated below Lessee’s signature.

30.

ENTIRE AGREEMENT: THE LEASE REPRESENTS THE FINAL, COMPLETE AND ENTIRE AGREEMENT BETWEEN THE PARTIES HERETO. THERE ARE NO ORAL OR UNWRITTEN AGREEMENTS OR UNDERSTANDINGS AFFECTING THE LEASE OR THE EQUIPMENT. Lessee agrees that Lessor is not the agent of any manufacturer or supplier, that no manufacturer or supplier is an agent of Lessor, and that any representation, warranty or agreement made by manufacturer, supplier or by their employees, sales representatives or agents shall not be binding on Lessor.

31.

JURY WAIVER: ALL PARTIES TO THIS MASTER LEASE AGREEMENT WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS MASTER LEASE AGREEMENT.

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Master Lease Agreement as of the date first written above.

INTERTAPE POLYMER CORP. (Lessee)	JPMORGAN CHASE BANK, N.A. (Lessor)

By:	By:

Title:	Title:	Authorized Officer

State Organization #:3117090

Regardless of any prior, present or future oral agreement or course of dealing, no term or condition of the Lease may be amended, modified, waived, discharged, cancelled or terminated except by a written instrument signed by the party to be bound; except Lessee authorizes Lessor to complete the Acceptance Date of each Schedule and the serial numbers of any Equipment.

INTERTAPE POLYMER CORP. (Lessee)

By:

Title:

(Intertape Master Lease)

INTERIM - FUNDING REQUEST

Dated:                         , 20

To:	JPMORGAN CHASE BANK, N.A. (“Lessor”)
1111 Polaris Parkway Suite A3
Columbus, Ohio 43240

From:	INTERTAPE POLYMER CORP.

RE:	Interim Lease Schedule No.1000136654

Lessee hereby agrees that the property covered by this Request (“Equipment”) is described below. Lessee hereby re-affirms all of the terms and conditions of the Interim Schedule.

By this letter, Lessee requests that Lessor approve the funding of the acquisition of the Equipment described in the invoice(s) identified below. Lessee acknowledges that: (a) this Request is made by Lessee pursuant to the above-described Interim Schedule, and (b) Lessor has complete discretion regarding Lessor’s approval or disapproval of this Request. If Lessor approves this Request, then Lessee agrees that Lessor is authorized to make payment for the purchase of equipment, as specified below and such equipment shall be “Equipment” as such term is used in the Interim Schedule:

Payee #1	Name:

Brief Equipment Description:

Select One: “Delivered Equipment” “Progress Payment”

Payee Invoice Number:

Invoice Amount: $

Payee #2	Name:

Brief Equipment Description:

Select One: “Delivered Equipment” “Progress Payment”

Payee Invoice Number:

Invoice Amount: $

Payee #3	Name:

Brief Equipment Description:

Select One: “Delivered Equipment” “Progress Payment”

Payee Invoice Number:

Invoice Amount: $

If Lessor approves this Request, then Lessee agrees that Lessee’s obligations to pay all rent and all other amounts payable under the Interim Schedule and to perform all other obligations set forth in the Interim Schedule are absolute and unconditional under any and all circumstances.

Lessee agrees that (i) Lessor has not selected, manufactured, sold or supplied any of the Equipment, (ii) Lessee has selected all of the Equipment and its suppliers, and (iii) Lessee has received a copy of, and approved, the purchase orders or purchase contracts for the Equipment.

Lessee represents and warrants to Lessor that each item of Equipment is new unless specifically identified herein as used.

For any Invoice identified above as being for “Delivered Equipment” or for any Invoice identified above for which there is no selection of either “Delivered Equipment” or “Progress Payment”, AS BETWEEN LESSEE AND LESSOR, LESSEE AGREES THAT (a) LESSEE HAS RECEIVED, INSPECTED AND APPROVED ALL OF THE EQUIPMENT; (b) ALL EQUIPMENT IS IN GOOD WORKING ORDER AND COMPLIES WITH ALL PURCHASE ORDERS OR CONTRACTS AND ALL APPLICABLE SPECIFICATIONS; (c) LESSEE IRREVOCABLY ACCEPTS ALL EQUIPMENT FOR PURPOSES OF THE LEASE “AS-IS, WHERE-IS” WITH ALL FAULTS; AND (d) LESSEE UNCONDITIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO REVOKE ITS ACCEPTANCE OF THE EQUIPMENT.

For any Invoice identified above as being for “Progress Payment”, as between Lessee and Lessor, Lessee agrees that the Equipment is in the process of production and/or installation.

Subject to Approval by:
INTERTAPE POLYMER CORP.	JPMORGAN CHASE BANK, N.A.
(Lessee)	(Lessor)

By:	By:

Title:	Title: Authorized Officer

Acceptance Date:

SUBORDINATION OF SECURITY INTEREST

This Agreement is made as of August             , 2012, by and between JPMORGAN CHASE BANK, N.A. (the “Bank”), 1111 Polaris Parkway, Suite A3 (OH1-1085), Columbus, Ohio 43240 and the creditor identified below:

CREDITOR: BANK OF AMERICA, N.A., AS AGENT

ADDRESS:    300 GALLERIA PARKWAY, SUITE 800, ATLANTA, GA 30339

Recitals:

A.

Creditor has extended credit or otherwise become the creditor or a secured party of the party identified below as Obligor (“Obligor”) and in consideration, Obligor has granted or will grant to Creditor a security interest in certain of Obligor’s property. Hereinafter, any security interest in, lien on or other claim to any property of Obligor by Creditor at any time (whether now or in the future, and whether arising by agreement or otherwise) will be called the “Creditor Security Interest”.

B.

The Bank has extended or agreed to extend credit and/or leases to Obligor and/or otherwise become a creditor of Obligor in a maximum principal amount not to exceed $24,000,000.00 (together with all interest thereon, enforcement expenses incurred in connection therewith and fees or charges related thereto, the “Bank Credit”). As collateral security for the Bank Credit, Obligor has or will grant a security interest (the “Bank Security Interest”) to the Bank pursuant to security agreements, loan agreements and other loan document in the property described in Schedule A-1 attached hereto, together with all additions, accessions, parts, attachments, replacements, substitutions and/or proceeds of said property (hereinafter called the “Bank Collateral”), provided, however, with respect to replacements and substitutions, such replacement or substitution shall be comprised of equipment of reasonably similar type and value to the original Bank Collateral replaced or substituted.

C.	Obligor: INTERTAPE POLYMER CORP.

NOW, THEREFORE, in consideration of the premises and the agreements herein, the parties hereto agree as follows:

1.

Creditor agrees that any Creditor Security Interest in the Bank Collateral is hereby made subordinate, junior and inferior and postponed in priority, operation and effect to the Bank Security Interest in the Bank Collateral to secure the Bank Credit. The subordination of any Creditor Security Interest in the Bank Collateral shall have the same force and effect as though any Bank Security Interest in the Bank Collateral to secure the Bank Credit had been established, had attached, was perfected or was otherwise created prior to the time of the attachment or perfection of any Creditor Security Interest in the Bank Collateral.

2.

The subordinations and agreements herein shall remain in full force and effect regardless of whether any party hereto in the future seeks to rescind, amend, terminate or reform, by litigation or otherwise, its respective agreements with Obligor. The subordinations and agreements set forth herein are applicable regardless of the time or order of establishment, attachment or perfection of the interests referred to herein, the time or order of filing of financing statements, or the acquisition of or time of giving of or failure to give notice of the acquisition or expected acquisition of purchase money or other security interests. The respective priorities of Creditor and the Bank in the assets of Obligor which are not covered by this Agreement shall be determined in accordance with the provisions of the applicable Uniform Commercial Code.

3.	This Agreement shall constitute a continuing agreement of subordination.

4.	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and assigns.

BANK OF AMERICA, N.A., AS AGENT	JPMORGAN CHASE BANK, N.A.
(Creditor)	(Bank)

By:	By:

Title:	Title:	Authorized Officer

SCHEDULE A-1

Description of the Bank’s Collateral [Location and collateral removed]

P.O. # or Ref #

P011546, P011633
1d.

353779A, 354586A,
354587A, 354588A,
354595A, 354596A,
356101A, 356102A,
356111A, 356516A,
356544A, 357055A
357923A
356537A
1a.

358161R, 358160R,
358167R
2a.
2b.
2c.
356329, 356933
2d.
2e.

81521
81820, Fanuc Contract attached

P055344
P055341
4a.
4b.

P063218
4c.

P059463
1b.
P060904

1c.

5.1.
5.3.
5.3.

CHASE EQUIPMENT FINANCE

COMMITMENT LETTER

August 10, 2012

Mr. Bernie Pitz

Chief Financial Officer

Intertape Polymer Group Inc.

3647 Cortez Road West

Bradenton, Florida 34210

Bernie:

In response to your request, Chase Equipment Finance (“CEF”), an affiliate of J.P. Morgan Chase & Co. (“JPM Chase”), is pleased to commit to provide an equipment financing facility (the “Facility”) for Intertape Polymer Corp. (“Lessee”). The terms and conditions of this approval are described in the Summary of Terms set forth below.

This commitment is subject to CEF’s due diligence review, including receipt of final invoices satisfactory to CEF, our mutual agreement on material terms not specified herein, and the execution and delivery of credit documentation satisfactory to CEF and its counsel.

By Lessee’s acceptance hereof, Lessee acknowledges that not every ancillary provision specified herein, imposing duties, burdens or limitations on the Lessee and to be contained in the final documentation customary for this type of transaction can be set forth in this offer of commitment. Failure by the Lessee or CEF to reach agreement on the documentation or ancillary provisions shall not be deemed to be a breach of commitment on CEF’s part.

CEF may terminate its commitment to provide the Facility if, in CEF’s sole judgment: (i) any information submitted to CEF proves to have been inaccurate or incomplete or if any event or change occurs, or any additional information is disclosed to or discovered by CEF after the date hereof, which in any such case CEF deems, individually or in the aggregate, materially adverse in respect of the condition (financial or otherwise), business, operations, assets, liabilities or the prospects of the Lessee, (ii) any of the fees or other consideration provided for herein are not paid or delivered when due, (iii) a change shall have occurred in the financial markets after the date of delivery of this letter of offer of commitment, including but not limited to any governmental action or other event which materially adversely affects the extension of credit by banks, leasing companies or other lending institutions, (iv) the terms of the Facility are materially changed by the Lessee, (v) any condition to CEF’s obligations set forth herein becomes incapable of satisfaction by the Lessee, or (vi) in CEF’s sole judgment, there has been a material adverse change in the financial condition or business of Lessee or any Guarantor.

CEF’s commitment hereunder may not be assigned, relied upon by any third party or changed orally or by course of conduct. This commitment letter and the related credit documentation embodies the entire understanding between the Lessee and CEF relating to the matters discussed herein and supersedes all prior agreements and understandings relating to the subject matter hereof. No extension or other modification of CEF’s commitment shall be valid, binding or enforceable against CEF unless contained in writing made expressly for that purpose and executed by CEF.

This commitment letter shall be deemed to be executed and performable in and governed by the substantive laws of the State of Ohio, exclusive of conflict of laws provisions thereunder.

We are pleased to make the above-described accommodation available to you and we look forward to working with you. Should you find the terms of the above outlined offer of commitment satisfactory, please sign the enclosed copy of this letter and return it to the undersigned. This offer of commitment shall terminate at 5:00 p.m., Ohio time, on August 15, 2012, if not sooner accepted and returned by you.

CEF’s commitment hereunder shall expire entirely on March 31, 2014 if the closing of the Facility has not occurred prior to that date unless the parties hereto are negotiating in good faith or as otherwise extended by CEF in writing prior to such date.

You acknowledge that JPM Chase or its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other parties in respect of which the Lessee or you may have conflicting interests regarding the transaction described herein and otherwise. JPM Chase will not use confidential information obtained from the Lessee or you by virtue of the transaction contemplated by this letter or their other relationships with the Lessee or you in connection with the performance by JPM Chase of services for other parties, and JPM Chase will not furnish any such information to other parties. You also acknowledge, on behalf of the Lessee, that JPM Chase has no obligation to use in connection with the transactions preliminarily discussed in this letter or to furnish to the Lessee or you, confidential information obtained from other parties.

We look forward to commencing this process with you should you wish to proceed. Of course, this offer of commitment letter is for your information and use only, is not to be shown to or relied upon by third parties, and shall not be assigned or transferred by you to any other party.

We appreciate this opportunity to work with you and look forward to the continued development of our relationship.

Sincerely,

CHASE EQUIPMENT FINANCE			AGREED TO AND ACCEPTED: Intertape Polymer Corp.

By:		By:
[Name redacted]
	Leasing Structuring Officer		Its:

			Date:	, 2012

SUMMARY OF TERMS

TRANSACTION SUMMARY

Type of Transaction: This commitment is for a secured debt financing transaction.

Lessor: JPMorgan Chase Bank, NA or any affiliate of JPMorgan Chase Bank, NA, its successors and/or assigns

Lessee: Intertape Polymer Corp.

Guarantor(s): Intertape Polymer Inc., Intertape Polymer Group Inc., IPG (US) Holdings Inc., IPG (US) Inc. and IPG Holdings LP

Equipment Description: Various qualified essential use manufacturing equipment to include but not be limited to a Material Handling System, Packers, Wrappers, Slitters, Winders, Converting equipment and other packaging items

Facility Amount: Up to $24,000,000

Location of Collateral: USA

Delivery and Acceptance Date: Anticipated to be no later than March 31, 2014

Lease Term Commencement Date: Anticipated to be no later than March 31, 2014 except for Equipment subject to Advance Fundings.

TRANSACTION DETAILS

Lease Term: Sixty (60) months commencing on the Commencement Date of each Lease

Payments: During the Lease Term, Lessee will be required to pay sixty (60) consecutive monthly payments, each in arrears. Payments will be made via auto debit from an account specified by the Lessee.

Adjustments to Payments: Lessor reserves the right to adjust the pricing proposed in order to maintain Lessor’s anticipated economic return as a result of material adverse changes in money markets and capital markets between the date of this proposal and the date of final funding or execution of a Treasury Rate Lock letter.

Advance Funding: At the request of Lessee, Lessor shall advance up to 100% of Qualified Equipment Cost for deliveries of discrete items of Equipment or for progress payments related to the Equipment between May 1, 2012 and March 31, 2014 (the “Advance Funding Period”).

Any such Advance Fundings shall accrue interest at 30 day LIBOR plus 200 basis points.

¡          If the Advance Funding Period is greater than one month, Lessee shall make interest-only payments based on the aggregate amount of progress payments outstanding payable monthly in arrears.

¡         If the Advance Funding Period is less than one month, Lessee will be required to pay accrued interest on the Commencement Date.

¡        All advance fundings shall be required to commence to a Base Term Rental Schedule by the Commencement Date next occurring. This shall apply to all finished and in service equipment.

Any changes to the Index will be effective on the date of such change.

Prepayments: No prepayment allowed in first two (2) years. After the second anniversary of the Commencement Date, the lease may be prepaid in full, but not in part. Such prepayment may only occur on a regularly scheduled payment date and with not less than 20 days’ written notice. Furthermore, if Lessee elects to prepay the fixed-rate lease prior to maturity, Lessee may also be subject to fixed rate/”make-whole” breakfunding charges.

EXPENSES AND FEES

Lessee shall be responsible for all out-of-pocket expenses, including, but not limited to, Lessor’s outside counsel, other attorney fees, search and registrations, and appraisals. It is estimated said expenses shall not exceed $         if Lessor’s standard documentation is utilized. [Amount redacted]

OTHER TERMS

Confidentiality: You further acknowledge that Chase and its affiliates (collectively, “Chase”) may, from time to time, be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transaction described herein and otherwise. In return, Chase confirms that it will not use confidential information obtained from you by virtue of the potential transaction contemplated by this proposal or our other relationships with you in connection with the performance by Chase of such services for other companies. You also acknowledge that Chase will not use in connection with the potential transaction contemplated by this preliminary proposal, or furnish to you, confidential information obtained from other companies.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

FINANCING LEASE

(Fixed Contract Rate & Per Diem Interim)

Lease Schedule No:	SAMPLE

Master Lease Agreement Dated:	SAMPLE

Lessor:	JPMORGAN CHASE BANK, N.A.

Lessee:	SAMPLE

1.

GENERAL. This Lease Schedule is signed and delivered under the Master Lease Agreement identified above, as amended from time to time (“Master Lease”), between Lessee and Lessor. The Master Lease is incorporated herein by reference as if set forth at length and Lessee and Lessor confirm that all terms and conditions of the Master Lease remain in full force and effect, except as specifically set forth herein to the contrary. Unless otherwise defined herein, capitalized terms defined in the Master Lease will have the same meanings when used in this Schedule.

2.

FINANCING; EQUIPMENT DESCRIPTION. Lessor finances for Lessee, and Lessee finances with Lessor, all of the property (“Equipment”) described in Schedule A-1 attached hereto (and Lessee represents that all Equipment is new unless specifically identified as used). Lessee irrevocably and unconditionally agrees that the Equipment is and will be used at all times solely for commercial purposes, and not for personal, family or household purposes.

3. AMOUNT FINANCED.
	Equipment Cost Financed:	$SAMPLE
	Set-Up/Filing Fee:	$0.00
	Miscellaneous:	$0.00
	Sales Tax:	$0.00

	Total Amount Financed:	$SAMPLE

4.

FINANCING TERM. The total Lease Term consists of the Interim Term plus the Base Term. The Interim Term begins on the date that Lessor accepts this Schedule as stated below Lessor’s signature (“Acceptance Date”) and continues up to the Commencement Date. The Base Term of this Schedule shall be 60 months and the Base Term shall commence on Acceptance Date (“Commencement Date”).

5.

INSTALLMENT PAYMENTS AND FEES. The Total Amount Financed stated above in this Schedule is the original principal amount financed under this Schedule. Lessee agrees to repay said principal amount with interest during the Lease Term by Lessee’s payment to Lessor of all amounts stated below on the due dates stated below. There shall be added to each installment payment all applicable Taxes as in effect from time to time.

(a)

During the Lease Term, the above Total Amount Financed shall bear interest at the rate of 0.00% per annum (the “Contract Rate). Interest shall be calculated on the basis of a 360-day year and twelve 30-day months.

(b)

For the Interim Term, Lessee shall pay to Lessor on the Commencement Date an amount equal to one-thirtieth (1/30th) of the Installment Payment multiplied by the number of days in the Interim Term. “Installment Payment” means the total of all installment payments due and payable during the Base Term divided by the number of months in the Base Term.

(c)

During the Base Term, Lessee shall pay to Lessor installment payments in the amounts and according to the timing set forth below, provided however, that notwithstanding the following, the final installment payment due hereunder shall be equal to the remaining principal balance due and payable hereunder together with all accrued interest and fees.

(1)	Amount of each installment payment during the Base Term (including principal and interest):

00	Payment(s) of $SAMPLE

(2)	Frequency of installment payments during the Base Term: Monthly

(3)	Timing of installment payments during the Base Term: In arrears

(d)	Lessee shall pay Lessor a Set-Up/Filing Fee as follows:

(1)	$0.00 shall be paid on the Acceptance Date, or
(2)	$0.00 has been included in the above Amount Financed of the Equipment.

6.

SECURITY INTEREST. This Schedule is intended to be a secured debt financing transaction, not a true lease. See Paragraph 7 below regarding Lessee’s ownership of the Equipment. As collateral security for payment and performance of all Secured Obligations (defined in Paragraph 8 below) and to induce Lessor to extend credit from time to time to Lessee (under the Lease or otherwise), Lessee hereby grants to Lessor a first priority security interest in all of Lessee’s right, title and interest in the Equipment, whether now existing or hereafter acquired, and in all Proceeds (defined in Paragraph 8 below).

7.

TITLE TO EQUIPMENT; FIRST PRIORITY LIEN. Lessee represents, warrants and agrees: that Lessee currently is the lawful owner of the Equipment; that good and marketable title to the Equipment shall remain with Lessee at all times; that Lessee has granted to Lessor a first priority security interest in the Equipment and all Proceeds; and that the Equipment and all Proceeds are, and at all times shall be, free and clear of any Liens other than Lessor’s security interest therein. Lessee at its sole expense will protect and defend Lessor’s first priority security interest in the Equipment against all claims and demands whatsoever. Lessor agrees that it will not claim the tax benefits of ownership of the Equipment during the Term of the Lease. “Upon Lessee’s request, provided that Lessee has satisfied all of its obligations under all Schedules under the Master Lease, Lessor shall release its security interest in the Equipment.”

8.

CERTAIN DEFINITIONS. “Secured Obligations” means (a) all payments and other obligations of Lessee under or in connection with this Schedule, and (b) all payments and other obligations of Lessee (whether now existing or hereafter incurred) under or in connection with the Master Lease and all present and future Lease Schedules thereto, and (c) all other leases, indebtedness, liabilities and/or obligations of any kind arising under or from any note, open account, overdraft, credit card, lease, Rate Management Transaction, letter of credit application, endorsement, surety agreement, guaranty, acceptance, foreign exchange contract or any monetary obligations (whether now existing or hereafter incurred, absolute or contingent, direct or indirect) of Lessee to Lessor. “Proceeds” means all cash and non-cash proceeds of the Equipment including, without limitation, proceeds of insurance, indemnities and/or warranties. “Rate Management Transaction” means any transaction (including an agreement with respect thereto) that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option, derivative transaction or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

9.

AMENDMENTS TO MASTER LEASE. For purposes of this Schedule only, Lessee and Lessor agree to amend the Master Lease as follows: (a) public liability or third party property insurance as described in the second sentence of Section 8 of the Master Lease will not be required; (b) the definition of “Stipulated Loss Value” in clause (b) of Section 9 of the Master Lease is deleted and replaced by Paragraph 10 below; (c) the text of Section 10 of the Master Lease is deleted in its entirety; (d) the definition of “Overdue Rate” in Subsection 15 (d) is deleted and replaced by the definition contained in Paragraph 10 (a) below; (e) subsection 15 (a) is deleted and replaced with the language provided in Paragraph 10 below; (f) Subsections 23(a), 23(c) and 23(d) of the Master Lease are deleted; (g) Subsection 23(b) of the Master Lease will apply only if an event of default occurs; and (h) all references in the Lease as it relates to this Schedule to “Lessee” and “Lessor” shall be changed to “Borrower” and “Lender” respectively.

10.

STIPULATED LOSS VALUE. For purposes of this Schedule only, the “Stipulated Loss Value” of any item of Equipment during its Lease Term is equal to 102% of the remaining principal balance due and payable by Lessee under this Schedule as of the date specified by Lessor for payment thereof; provided, that the foregoing calculation shall not exceed the maximum amount which may be collected by Lessor from Lessee under applicable law in connection with enforcement of Lessor’s rights under this Schedule and the Master Lease to the extent it relates to this Schedule.

(a)

For purposes of this Schedule only, “Overdue Rate” means an interest rate per annum equal to 3% per annum above the interest rate per annum otherwise applicable to the principal balance of the Lease, but not to exceed the highest rate permitted by applicable law.

(b)

For purposes of this Schedule only, subsection 15(e) is amended to read in its entirety as follows: Without demanding payment pursuant to section 15(d), increase the interest rate applicable to the principal balance of the Lease to the Overdue Rate.

11.

LESSEE TO PAY ALL TAXES. For purposes of this Schedule and its Equipment only: Lessee, as the owner of the Equipment, shall pay any and all Taxes relating to this Schedule and its Equipment directly to the applicable taxing authority; Lessee shall prepare and file all reports or returns concerning any such Taxes as may be required by applicable law or regulation (provided, that Lessor shall not be identified as the owner of the Equipment in such reports or returns); and Lessee shall, upon Lessor’s request, send Lessor evidence of payment of such Taxes and copies of any such reports or returns.

12.

CONDITIONS. No financing of Equipment under this Schedule shall be binding on Lessor, and Lessor shall have no obligation to disburse funds for the purchase of any Equipment, unless: (a) Lessor has received evidence of all required insurance; (b) in Lessor’s sole judgment, there has been no material adverse change in the financial condition or business of Lessee or any Guarantor; (c) Lessee has signed and delivered to Lessor this Schedule, which must be satisfactory to Lessor, and Lessor has signed and accepted this Schedule; (d) no change in the Code or any regulation thereunder, which in Lessor’s sole judgment would adversely affect the economics to Lessor of the financing transaction, shall have occurred or shall appear to be imminent; (e) Lessor has received, in form and substance satisfactory to Lessor, such other documents and information as Lessor shall reasonably request; and (f) Lessee has satisfied all other reasonable conditions established by Lessor.

13.

OTHER DOCUMENTS: EXPENSES. Lessee agrees to sign and deliver to Lessor any additional documents deemed desirable by Lessor to effect the terms of the Master Lease or this Schedule including, without limitation, Uniform Commercial Code financing statements which Lessor is authorized to file with the appropriate filing officers. Lessee hereby irrevocably appoints Lessor as Lessee’s attorney-in-fact with full power and authority in the place of Lessee and in the name of Lessee to prepare, sign, amend, file or record any Uniform Commercial Code financing statements or other documents deemed desirable by Lessor to perfect, establish or give notice of Lessor’s interests in the Equipment or in any collateral as to which Lessee has granted Lessor a security interest. Lessee shall pay upon Lessor’s written request any actual out-of-pocket costs and expenses paid or incurred by Lessor in connection with the above terms of this section or the funding and closing of this Schedule.

14.

GOVERNMENT REGULATION. Lessee shall not (a) be or become subject, at any time, to any law, regulation, or list of any government agency (including, without limitation, the U.S. Office of Foreign Asset Control list) that prohibits or limits Lessor from making any advance or extension of credit to Lessee or from otherwise conducting business with Lessee or (b) fail to provide documentary and other evidence of Lessee’s identity as may be requested by Lessor at any time to enable Lessor to verify Lessee’s identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

15.	USA PATRIOT ACT NOTIFICATION. The following notification is provided to Lessee pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for Lessee: When Lessee opens an account, if Lessee is an individual, Lessor will ask for Lessee’s name, tax payer identification number, residential address, date of birth, and other information that will allow Lessor to identify Lessee, and if Lessee is not an individual, Lessor will ask for Lessee’s name, taxpayer identification number, business address, and other information that will allow Lessor to identify Lessee. Lessor may also ask, if Lessee is an individual, to see Lessee’s driver’s license or other identifying documents, and if Lessee is not an individual, to see Lessee’s legal organizational documents or other identifying documents.

16.

PURCHASE ORDERS AND ACCEPTANCE OF EQUIPMENT. Lessee agrees that (i) Lessor has not selected, manufactured, sold or supplied any of the Equipment, (ii) Lessee has selected all of the Equipment and its suppliers, and (iii) Lessee has received a copy of, and approved, the purchase orders or purchase contracts for the Equipment. AS BETWEEN LESSEE AND LESSOR, LESSEE AGREES THAT: (a) LESSEE HAS RECEIVED, INSPECTED AND APPROVED

ALL OF THE EQUIPMENT; (b) ALL EQUIPMENT IS IN GOOD WORKING ORDER AND COMPLIES WITH ALL PURCHASE ORDERS AND PURCHASE CONTRACTS AND ALL APPLICABLE SPECIFICATIONS; (c) LESSEE IRREVOCABLY ACCEPTS ALL EQUIPMENT FOR PURPOSES OF THE LEASE “AS-IS, WHERE-IS” WITH ALL FAULTS; AND (d) LESSEE UNCONDITIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO REVOKE ITS ACCEPTANCE OF THE EQUIPMENT.

LESSEE HAS READ AND UNDERSTOOD ALL OF THE TERMS OF THIS SCHEDULE. LESSEE AGREES THAT THERE ARE NO ORAL OR UNWRITTEN AGREEMENTS WITH LESSOR REGARDING THE EQUIPMENT OR THIS SCHEDULE.

SAMPLE (Lessee)	JPMORGAN CHASE BANK, N.A. (Lessor)

By:	By:

Title:	Title:	Authorized Officer

Acceptance Date:

PREPAYMENT SCHEDULE ADDENDUM

(For a Financing Lease Schedule)

(Lock-Out Period & Break Funding Premium)

Dated: , 20

Lease Schedule No: SAMPLE

Lessee: SAMPLE

Reference is made to the above Lease Schedule (“Schedule”) and to the Master Lease Agreement (“Master Lease”) identified in the Schedule, which are by and between JPMORGAN CHASE BANK, N.A. (“Lessor”) and the above lessee (“Lessee”). As used herein: “Lease” shall mean the Schedule and the Master Lease, but only to the extent that the Master Lease relates to the Schedule. This Schedule Addendum amends and supplements the terms and conditions of the Lease. Unless otherwise defined herein, capitalized terms defined in the Lease shall have the same meaning when used herein. Solely for purposes of the Schedule, Lessor and Lessee agree as follows:

1.

Notwithstanding anything to the contrary herein or in the Schedule, Lessee and Lessor agree that Lessee shall not exercise its prepayment rights under this Addendum prior to the end of the Lock-Out Period specified below.

Lock-Out Period: the first 24 months of the Base Term of the Schedule

2.

Notwithstanding anything to the contrary in the Lease, Lessee and Lessor agree that so long as no Event of Default has occurred and continues under the Lease and so long as Lessee gives Lessor at least 20 days prior written notice (the “Notice Period”) and so long as the above Lock-Out Period has expired, Lessee may elect to prepay its obligations under the Schedule by paying to Lessor on the installment payment date (a “Prepayment Date”) following the Notice Period the total of the following (the “Prepayment Amount”): (a) all accrued installment payments, interest, Taxes, late charges and other amounts then due and payable under the Lease; plus (b) the remaining principal balance payable by Lessee under the Schedule as of said Prepayment Date.

3.

In addition to the prepayment amounts required by paragraph 2 above, Lessee shall also pay to Lessor a break funding charge equal to the sum of the differences between (i) each scheduled interest payment which would have been made on the prepaid amount if such prepayment had not occurred and (ii) the corresponding fixed-rate interest payment which would be received under an interest rate swap which the Lessor shall be deemed to have entered into as of the Prepayment Date (the “Replacement Swap”) covering its payment obligations under an interest rate swap which the Lessor shall be deemed to have entered into when the prepaid amount was originally funded, with each such difference discounted to a present value as of the date of prepayment using the fixed interest rate of the Replacement Swap as the applicable discount rate; the Lessee acknowledges that the Lessor might not fund or hedge its fixed-rate loan portfolio or any prepayment thereof on a loan-by-loan basis at all times, and agrees that the foregoing is a reasonable and appropriate method of calculating liquidated damages for any prepayment irrespective of whether any of the foregoing hedging transactions have in fact occurred or occurred precisely as stated with respect to the loan evidenced by this Note; all calculations and determinations by the Lessor of the amounts payable pursuant to the preceding provisions or of any element thereof, if made in accordance with its then standard procedures for so calculating or determining such amounts, shall be conclusive absent manifest arithmetic error.

4.	Except as expressly amended or supplemented by this Addendum and other instruments signed by Lessor and Lessee, the Lease remains unchanged and in full force and effect.

[The next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the date first written above.

SAMPLE (Lessee)	JPMORGAN CHASE BANK, N.A. (Lessor)

By:	By:

Title:	Title:	Authorized Officer

GUARANTEE

(Canadian Entities – Multiple Entities)

TO:	JPMORGAN CHASE BANK, N.A. (the “Bank”) and each subsidiary and affiliate of the Bank
(together with the Bank, collectively, the “Guaranteed Parties”, and each a “Guaranteed Party”)

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby irrevocably acknowledged, the undersigned and each of them (if more than one) hereby agrees with each of the Guaranteed Parties as follows:

1.        Guarantee. The undersigned and each of them (if more than one) jointly and severally guarantees full payment on demand to each of the Guaranteed Parties of all debts, liabilities and obligations at anytime owing by Intertape Polymer Corp. (hereinafter called the “Customer”) pursuant to a Lease or any Related Document to each Guaranteed Party or remaining unpaid by the Customer to each such Guaranteed Party, whether present or future, direct or indirect, absolute or contingent, matured or not, accelerated or note, extended or renewed, wheresoever and howsoever incurred or arising including whether incurred by or arising from any agreement or dealings between the Customer and any of the Guaranteed Parties or by or from any agreement or dealings with any third party by which any of the Guaranteed Parties may become in any manner whatsoever a creditor of the Customer, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again, and whether the Customer be bound alone or with another or others, and whether as principal or surety (all such debts and liabilities being hereinafter called the “Liabilities”). “Lease” means, collectively, each Lease Schedule entered into pursuant to the Master Lease Agreement by and between Customer and the Guaranteed Party dated as of ____________, as amended from time to time, any addenda, riders, exhibits, schedules or supplements to a Lease Schedule or the Master Lease, and any replacement or substitution thereof. “Related Document” means any agreement or document relating to the Lease and any amendment to or replacement or substitution for the Lease or any such agreements or documents.

The liability of the undersigned and each of them (if more than one) under this Guarantee is unlimited.

2.        Continuing Guarantee. This Guarantee shall be a continuing guarantee and shall cover all the Liabilities, and it shall apply to and secure any ultimate balance thereof due or remaining unpaid to any of the Guaranteed Parties. This Guarantee shall continue to be effective or be reinstated (as the case may be) if at any time payment by the Customer of all or any part of the Liabilities of the Customer to any of the Guaranteed Parties is rescinded or must otherwise be returned by any of the Guaranteed Parties upon the insolvency, bankruptcy or reorganization of the Customer or otherwise, all as if such payment had not been made.

3.        Joint and Several Liability. If any of the Liabilities is guaranteed by two or more the Undersigneds, the obligation of the undersigned and each of them (if more than one) shall be several and also joint, each with all and also each with any one or more of the others, and may be enforced at the option of any of the Guaranteed Parties against each severally, any two or more jointly, or some severally and some jointly. Any of the Guaranteed Parties, in its sole discretion, may release any one or more of the undersigned for any consideration which it deems adequate, and may fail or elect not to prove a claim against the estate of any bankrupt, insolvent, incompetent or deceased undersigned and, without notice to any of the undersigned, any of the Guaranteed Parties may extend or renew any or all of the Liabilities and may permit the Customer to incur additional Liabilities, without affecting in any manner the unconditional obligation of the remaining the Undersigned(s). The undersigned and each of them (if more than one) acknowledge(s) that the effectiveness of this Guarantee is not conditioned on any or all of the Liabilities being guaranteed by anyone else.

4.        Dealings with the Customer and Others. Any of the Guaranteed Parties may grant time, renewals, extensions, indulgences, releases and discharges to, take security (which word as used herein includes other guarantees) from and give the same and any or all existing security up to, abstain from taking security from or from perfecting security of, cease or refrain from giving credit or making loans or advances to, accept compositions from and otherwise deal with, the Customer and others and with all security as any of the Guaranteed Parties may see fit, and may apply all monies at any time received from the Customer or others or from any security to such part of the Liabilities as any of the Guaranteed Parties deems best and change any such application in whole or in part from time to time as any of the Guaranteed Parties may see fit, the whole without in any way limiting or lessening the liability of the undersigned under this Guarantee, and no loss of or in respect of any security received by any of the Guaranteed Parties from the Customer or others, whether occasioned by the fault of any of the Guaranteed Parties or otherwise, shall in any way limit or lessen the liability of the undersigned under this Guarantee.

5.        No Obligation to Take Action Against Customer. No Guaranteed Party shall be bound to exhaust its recourse against the Customer or others or any security it may at any time hold before being entitled to payment from the undersigned and each of them (if more than one) of the Liabilities. The undersigned and each of them (if more than one) renounce(s) all benefits of discussion and division.

6.        No Termination Without Consent. Neither the undersigned nor any of them (if more than one) may terminate their or his/her liability or obligations under this Guarantee without the express written consent of the Bank (for and on behalf of the Guaranteed Parties) to such termination. Any termination of this Guarantee consented to by the Bank (for and on behalf of the

Guaranteed Parties) as to one or more of the undersigned shall in no way affect or limit the liability or obligations of, and this Guarantee shall remain a continuing guarantee with respect to, the other or others of the undersigned.

Notwithstanding the preceding paragraph of this Section 6, in the event that the undersigned is a corporation having its domicile and registered office in the Province of Québec as of the date of entering into this Guarantee, this Guarantee may be terminated at any time after the expiry of three years following the date of this Guarantee by written notice of termination given by such undersigned to the Bank. Such termination will take effect upon the expiry of 30 days from the date of receipt by the Bank (the “Termination Date”). Notwithstanding the termination of this Guarantee, such undersigned giving notice of termination will remain liable and this Guarantee will not terminate as regards the following obligations until they have been discharged, namely: (a) Liabilities existing on the Termination Date or arising from transactions having their inception prior to the Termination Date, and (b) Liabilities arising as a result of the Guaranteed Parties being obliged to make advances or to incur liability in respect of the Customer based upon any agreement or undertaking, expressed or implied, made prior to the Termination Date.

7.          Obligations Not Affected. This Guarantee shall not be affected by the death or loss or diminution of capacity of the undersigned or any of them (if more than one), or by any change in the name of the Customer or in the membership of the Customer’s firm through the death or retirement of one or more partners, or the introduction of one or more other partners or otherwise, or by the acquisition of the Customer’s business by a corporation, or by any change whatsoever in the objects, capital structure or constitution of the Customer, or by the Customer or the Customer’s business being amalgamated with a corporation but shall, notwithstanding the happening of any such event, continue to apply to all the Liabilities whether theretofore or thereafter incurred or arising and in this instrument the word “Customer” shall include every such firm and corporation.

Additionally, without in any manner limiting the generality of the foregoing, the undersigned and each of them (if more than one) agrees that any of the Guaranteed Parties may, from time to time, consent to any action or non-action of the Customer which, in the absence of such consent, violates or may violate any agreement or agreements between the Customer and such Guaranteed Party relating to any of the Liabilities, with or without consideration and on such terms and conditions as may be acceptable to such Guaranteed Party, without in any manner affecting or impairing the liability of the undersigned or any of them (if more than one) hereunder.

8.          No Reduction in Liability. This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to any of the Guaranteed Parties, and all dividends, compositions, proceeds or security valued and payments received by any of the Guaranteed Parties from the Customer or from others or from estates shall be regarded for all purposes as payments in gross without any right on the part of the undersigned or any of them (if more than one) to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any security held by any of the Guaranteed Parties or proceeds thereof, and the undersigned and each of them (if more than one) shall have no right to be subrogated in any rights of any of the Guaranteed Parties until all the Guaranteed Parties shall have received payment in full of the Liabilities.

9.          Right of Set-Off. Upon the occurrence and continuation of a default in the Liabilities, the undersigned and each of them (if more than one) hereby grants to each Guaranteed Party the right to set-off against any and all accounts, credits or balances maintained with such Guaranteed Party, the aggregate amount of any and all Liabilities of the undersigned and each of them (if more than one) hereunder if and when the same shall become due and payable.

10.         Application of Monies. All monies received by any of the Guaranteed Parties in respect of the Liabilities may be applied on such part or parts of the Liabilities as such Guaranteed Party may see fit and each of the Guaranteed Parties shall at all times and from time to time have the right to change any appropriation of any monies received by it and to re-apply the same on any other part or parts of the Liabilities as each such Guaranteed Party may see fit, notwithstanding any previous application by whomsoever made.

11.         Deemed Liabilities. All monies, advances, renewals, credits and credit facilities in fact borrowed or obtained from each Guaranteed Party shall be deemed to form part of the Liabilities, notwithstanding any lack or limitation of status or of power, incapacity or disability of the Customer or of any of the directors, partners or agents thereof, or that the Customer may not be a legal or suable entity, or any irregularity, defect or informality in any borrowing or the obtaining of such monies, advances, renewals, credits, or credit facilities, or any other reason whatsoever, the whole whether known to any of the Guaranteed Parties or not. Any sum which may not be recoverable from the undersigned or any of them (if more than one) on the footing of a guarantee shall be recoverable from the undersigned and each of them (if more than one) as sole or principal debtor in respect of such sum and shall be paid to the applicable Guaranteed Party on demand with interest.

12.         Account. The undersigned and each of them (if more than one) shall be bound by any account settled between a Guaranteed Party and the Customer, and if no such account has been so settled immediately before demand for payment under this Guarantee any account stated by a Guaranteed Party shall be accepted by the undersigned and each of them (if more than one) as conclusive evidence of the amount which, at the date of the account so stated, is due by the Customer to such Guaranteed Party or remains unpaid by the Customer to such Guaranteed Party.

3

13.         Indemnity. As an original and independent obligation under this Guarantee, the undersigned and each of them (if more than one) shall (a) indemnify each of the Guaranteed Parties and keep each of the Guaranteed Parties indemnified against any cost, loss, expense or liability of whatever kind resulting from the failure by the Customer to make due and punctual payment of any of the Liabilities or resulting from any of the Liabilities being or becoming void, voidable, unenforceable or ineffective against the Customer (including, without limitation, all legal and other costs, charges and expenses incurred by each Guaranteed Party in connection with preserving or enforcing, or attempting to preserve or enforce, its rights under this Guarantee) (the “Indemnified Amount”); and (b) pay on demand the Indemnified Amount whether or not any of the Guaranteed Parties has attempted to enforce any rights against the Customer or any other individual, partnership, other corporation, business trust, trust, joint venture, joint stock company, unincorporated association, governmental body or any other entity of any nature whatsoever.

14.         Waivers. The undersigned and each of them (if more than one), to the extent not expressly prohibited by applicable law, waive(s) any right to require any of the Guaranteed Parties to: (a) proceed against any person or property; (b) give notice of the terms, time and place of any public or private sale of personal property security held from the Customer or any other person, or otherwise comply with the Personal Property Security Act (Ontario), as the same may be amended, revised or replaced from time to time; (c) pursue any other remedy available to any of the Guaranteed Parties, and (d) deliver to the undersigned or any of them (if more than one) a copy of any financing statement or financing change statement registered by any of the Guaranteed Parties in respect of such undersigned. The undersigned and each of them (if more than one) waive(s) notice of acceptance of this Guarantee and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment or notice of acceleration of any of the Liabilities, any and all other notices to which the undersigned or any of them (if more than one) might otherwise be entitled, and diligence in collecting any of the Liabilities, and all rights of a the Undersigned under applicable law, and agree(s) that any of the Guaranteed Parties may, once or any number of times, modify the terms of any Liabilities, compromise, extend, increase, accelerate, renew or forbear to enforce payment of any or all of the Liabilities, or permit the Customer to incur additional Liabilities, all without notice to the undersigned or any of them (if more than one) and without affecting in any manner the unconditional obligation of the undersigned or any of them (if more than one) under this Guarantee. The undersigned and each of them (if more than one) unconditionally and irrevocably waive(s) each and every defense and set-off of any nature which, under principles of guarantee or otherwise, would operate to impair or diminish in any way the obligation of the undersigned or any of them (if more than one) under this Guarantee, and acknowledge(s) that each such waiver is by this reference incorporated into each security agreement, collateral assignment, pledge and/or other document from the undersigned and each of them (if more than one) now or later securing this Guarantee and/or the Liabilities, and acknowledge(s) that as of the date of this Guarantee no such defense or set-off exists. Additionally, the undersigned and each of them (if more than one) waive(s) any and all rights (whether by subrogation, indemnity, reimbursement, or otherwise) to recover from the Customer any amounts paid by the undersigned or any of them (if more than one) pursuant to this Guarantee.

15.         Guarantee in Addition to Other Obligations. This Guarantee is in addition to and not in substitution for any other guarantee, by whomsoever given, at any time held by or on behalf of any of the Guaranteed Parties, and any present or future obligation to any of the Guaranteed Parties incurred or arising otherwise than under a guarantee, of the undersigned or any of them (if more than one) or of any other obligant, whether bound with or apart from the Customer; excepting any guarantee surrendered for cancellation on delivery of this Guarantee.

16.         Effectiveness of Guarantee. This Guarantee shall be operative and binding upon every signatory hereof notwithstanding the non-execution hereof by any other proposed signatory or signatories, and possession of this Guarantee by any of the Guaranteed Parties shall be conclusive evidence against the undersigned and each of them (if more than one) that this Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any conditions precedent or subsequent had been complied with.

17.         Demand. No suit based on this Guarantee shall be instituted against the undersigned or any of them (if more than one) until written demand for payment has been made on such undersigned, by personal delivery, facsimile transmission, registered or certified mail to the mailing address or facsimile number of such undersigned stated below or to such other mailing address or telecopier number as such undersigned may notify the Bank (for and on behalf of all the Guaranteed Parties) from time to time. Any such demand, shall be delivered to the address listed below and shall be deemed to have been given (a) if delivered personally, when received; or (b) if mailed by registered or certified mail, on the fifth Business Day following the date of mailing; or (c) if sent by facsimile, on the Business Day when the appropriate confirmation of receipt has been received if the confirmation of receipt has been received before 4:00 p.m. (EST) on that Business Day or, if the confirmation of receipt has been received after 4:00 p.m. (EST) on that Business Day, on the next succeeding Business Day; and (d) if sent by facsimile on a day which is not a Business Day, on the next succeeding Business Day on which confirmation of receipt has been received. When demand for payment has been made upon the undersigned or any of them (if more than one), such undersigned and each of them (if more than one) shall also be liable to each of the Guaranteed Parties for all legal costs (on a solicitor and client and full indemnity basis) incurred by or on behalf of any such Guaranteed Party resulting from any action instituted on the basis of this Guarantee. All payments hereunder shall be made to the Guaranteed Parties in accordance with instructions received from the Bank or any other Guaranteed Party.

18.         Taxes.

(a)         Each payment to be made by the undersigned and each of them (if more than one) hereunder shall be payable in the currency or currencies in which such obligations are denominated without set-off or counterclaim and free and clear of and without deduction or withholding for or on account of any Taxes unless such undersigned is (are) required by law to make payment subject to such Taxes. If the undersigned or any of them (if more than one) shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder to any of the Guaranteed Parties, such undersigned shall make such deductions or withholdings, and such undersigned shall pay the full amount deducted or withheld to the relevant taxing or other authority in accordance with applicable law.

(b)         The undersigned and each of them (if more than one) agree(s) to pay any present or future Taxes that arise from any payment made under this Guarantee or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, this Guarantee and any other agreements and instruments contemplated hereby or thereby (except for Taxes imposed on or measured by the net income of a Guaranteed Party by the jurisdictions under the laws of which it is organized or carries on business or any political subdivisions thereof).

(c)         The undersigned and each of them (if more than one) shall indemnify each of the Guaranteed Parties for the full amount of the Taxes referred to in Section 18 (except for Taxes imposed on or measured by the net income of a Guaranteed Party by the jurisdictions under the laws of which it is organized or carries on business or any political subdivisions thereof), including, without limitation, any such Taxes imposed by any jurisdiction on amounts payable by the undersigned or any of them (if more than one) under Section 18, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. This indemnification shall be made within ten (10) days after the date the Bank or any other Guaranteed Party makes written demand therefor.

(d)         Without limiting the generality of the foregoing, if any Taxes or amounts in respect thereof must be deducted or withheld from any payment made or to be made by the undersigned or any of them (if more than one) hereunder (including payment of any additional amounts payable under this Section 18(d)), the undersigned and each of them (if more than one) shall pay such additional amounts as may be necessary to ensure that each of the Guaranteed Parties receives a net amount equal to the full amount which it would have received had such payment not been subject to such Taxes. Within thirty (30) days after the date of any payment of Taxes under this Section 18(d), the undersigned and each of them (if more than one) shall furnish to the Bank (for and on behalf of each of the Guaranteed Parties) the original or a certified copy of a receipt evidencing payment thereof.

(e)         For purposes of this Guarantee, “Taxes” means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any governmental authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of these taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

19.         Judgment Currency. If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Guarantee it becomes necessary to convert into the currency of such jurisdiction (herein called the “Other Currency”) any amount due hereunder in any currency other than the Other Currency (the “Original Currency”), then conversion shall be made at the rate of exchange prevailing for the Original Currency on the business day before the day on which judgment is given. In the event that there is a change in the rate of exchange prevailing between the business day before the day on which the judgment is given and the date of payment of the amount due, the undersigned and each of them (if more than one) will, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Other Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Guarantee in such other Original Currency. Any additional amount due from the undersigned and each of them (if more than one) under this Section 19 will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee.

20.         Representations and Warranties of Corporate The Undersigneds. To the extent that any of the undersigned is a corporate entity, such undersigned represent(s) and warrant(s) to the Guaranteed Parties that (i) it is (are) a corporation, duly organized and existing in good standing and has full power and authority to make and deliver this Guarantee; (ii) the execution, delivery and performance of this Guarantee by it have been duly authorized by all necessary action of its directors and stockholders and do not and will not violate the provisions of, or constitute a default under, any presently applicable law or its articles of incorporation, bylaws, or any agreement presently binding on it; (iii) this Guarantee has been duly executed and delivered by its authorized officers and constitutes its lawful, binding and legally enforceable obligation; and (iv) the authorization, execution, delivery and performance of this Guarantee do not require notification to, registration with, or consent or approval by, any federal, provincial, state or local regulatory body or administrative agency. The undersigned and each of them (if more than one) represent(s) and warrant(s) to the Guaranteed Parties that such undersigned has a direct and substantial economic interest in the Customer and expect(s) to derive substantial benefits therefrom and from any loans, credit transactions,

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financial accommodations, discounts, purchases of property and other transactions and events resulting in the creation of the Liabilities guaranteed hereby, and that this Guarantee is given for a corporate purpose.

21.          Covenants. Financial Reporting. The undersigned and each of them agree that the undersigned and each of them shall not liquidate, dissolve, or suspend its business nor sell, transfer, or otherwise dispose of all, or a majority of, its assets, except that the undersigned may sell its inventory in the ordinary course of its business. The undersigned and each of them agrees to furnish to the Bank as long as any the Liabilities remain unpaid or any credit is available to the Guaranteed Party: such financial information as the Bank may from time to time request including, without limitation, financial reports filed by the Undersigned with federal or state regulatory agencies. The Undersigned will promptly notify the Bank in writing with full details if any event occurs or any condition exists which might materially and adversely affect the financial condition of the Undersigned or any affiliate of the Undersigned. The Undersigned will promptly notify the Bank in writing of the commencement of any litigation to which the Undersigned or any of its affiliates may be a party (except for litigation in which the Undersigned’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to the Undersigned materially adversely affect the financial condition of the Undersigned. The Undersigned will immediately notify the Bank, in writing, of any judgment against the Undersigned if such judgment would have the effect described in the preceding sentence. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of the Undersigned under such Affiliate Credit Agreement shall remain fully applicable to the Undersigned, and shall replace the financial reporting requirements set forth above. The Undersigned agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to the Bank in satisfaction of the Undersigned’s obligation to deliver such information to the Bank. If for any reason whatsoever an Affiliate Credit Agreement is cancelled, discharged or otherwise terminated, then, automatically and without any action by the Bank or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Guarantee by reference, and shall be made a part of this Guarantee. “Affiliate Credit Agreement” means any loan, credit agreement, extension of credit, lease, or Guarantee applicable to the Undersigned or by which The Undersigned is bound and in which the Bank or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor., other than this Guarantee.

22.          Further Assurances. The undersigned and each of them (if more than one) shall at all times and from time to time do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all and singular every such further act, deed, transfer, assignment, assurance, document and instrument as the Bank or any other Guaranteed Party may reasonably require for the better accomplishing and effectuating of this Guarantee and the provisions contained herein, and every officer of the Bank or any other Guaranteed Party and each of them are hereby irrevocably appointed an attorney or attorneys of the undersigned and each of them (if more than one) to execute in the name and on behalf of the undersigned and each of them (if more than one) any document or instrument for the said purpose.

23.          Entire Agreement. This Guarantee covers all agreements between the parties hereto relative to this Guarantee and none of the parties shall be bound by any representation or promise made by any person relative thereto which is not embodied herein.

24.          Interpretation and Headings. In this Guarantee, unless otherwise specifically provided, the singular includes the plural and vice versa. The division of this Guarantee in Sections and the insertion of Headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

For all purposes pursuant to which the interpretation or construction of this Guarantee may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (i) “personal property” shall be deemed to include “movable property”, (ii) “real property” shall be deemed to include “immovable property”, (iii) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec” and a “prior claim”, (iv) all references to filing, registering or recording under the UCC or PPSA shall be deemed to include publication under the Civil Code of Québec, (v) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” hypothec as against third parties, (vi) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (vii) “joint and several” shall be deemed to include “solidary”, (viii) “jointly and severally” shall be deemed to include “solidarily”, (ix) “financing statement” shall be deemed to include a reference to “application for registration”, and (x) an “agent” shall be deemed to include a “mandatary”. At the request of the Undersigned the Bank will provide such Undersigned with any useful information respecting the content and the terms and conditions of the Liabilities and the progress made in the performance of the Liabilities. Any such request will be in writing and will be as precise as possible. Such Undersigned acknowledges that the Bank will not be bound to furnish any such information which has not been requested in writing.

25.          Sale, Assignment, etc. The undersigned and each of them (if more than one) acknowledge(s) that each of the Guaranteed Parties has the right to sell, assign, transfer, negotiate, or grant participations in all or any part of the Liabilities and any related obligations, including, without limitation, this Guarantee, without notice to the undersigned or any of them and that each of the Guaranteed Parties may disclose any documents and information which such Guaranteed Party now has or later acquires relating to the undersigned and each of them (if more than one), the Customer or the Liabilities in connection with such sale, assignment, transfer, negotiation, or grant. The undersigned and each of them (if more than one) shall upon request made by an assignee of a Guaranteed Party execute and deliver such assurances as may be reasonably requested by such assignee to confirm its entitlement to the rights and benefits hereunder so assigned and transferred to it and the liability of the undersigned and each of them (if more than one) to the assignee hereunder. The undersigned and each of them (if more than one) agree(s) that any Guaranteed Party may provide information relating to this Guarantee or relating to the undersigned or any of them (if more than one) to such Guaranteed Party’s parent, affiliates, subsidiaries and service providers.

26.        Successors and Assigns. This Guarantee shall extend to and enure to the benefit of each of the Guaranteed Parties and their respective successors and assigns, and shall extend to and be binding upon the undersigned and each of them (if more than one) and such undersigned’s respective heirs, executors, administrators, legal representatives, successors and assigns. For greater certainty, every reference herein to the undersigned or to each of them or to any of them, as the case may be, is a reference to and shall be construed as including each of the undersigned and each such undersigned’s respective heirs, executors, administrators, legal representatives, successors and assigns.

27.        Governing Law. This Guarantee shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The undersigned and each of them (if more than one) irrevocably submits to the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Guarantee, and irrevocably agrees that all such actions and proceedings may be heard and determined in such courts, and irrevocably waives, to the fullest extent possible, the defence of an inconvenient forum. The undersigned and each of them (if more than one) agrees that a judgment or order in any such action or proceeding may be enforced in any jurisdiction in any manner provided by law; provided, however, that any of the Guaranteed Parties may serve legal process in any manner permitted by law or may bring an action or proceeding against the undersigned or any of them (if more than one) or the property or assets of the undersigned or any of them (if more than one) in the courts of any other jurisdiction.

28.        WAIVER OF JURY TRIAL. THE UNDERSIGNED AND EACH OF THEM (IF MORE THAN ONE) AND EACH OF THE GUARANTEED PARTIES, BY ACCEPTANCE OF THIS GUARANTEE, ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS GUARANTEE OR THE LIABILITIES.

29.        Language. The undersigned and each of them (if more than one) hereby acknowledges having required that this Guarantee and all documentation and notices entered into or given pursuant hereto or relating directly or indirectly hereto be drawn up in English. Le soussigné et chacun d’entre eux (s’il y en a plusieurs) reconnait avoir exigé que le présent document et tous les documents y afférents soient rédigés en langue anglaise.

30.        Acknowledgement of Receipt. The undersigned and each of them (if more than one) hereby acknowledges receipt of a copy of this Guarantee.

Dated                                         , 2012.

(Corporate Seal	INTERTAPE POLYMER GROUP INC.
where required by law)

By:
Name:
Title:

By:
Name:
Title:

GUARANTEE

(Canadian Entities – Multiple Entities)

TO:	JPMORGAN CHASE BANK, N.A. (the “Bank”) and each subsidiary and affiliate of the Bank
(together with the Bank, collectively, the “Guaranteed Parties”, and each a “Guaranteed Party”)

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby irrevocably acknowledged, the undersigned and each of them (if more than one) hereby agrees with each of the Guaranteed Parties as follows:

1.        Guarantee. The undersigned and each of them (if more than one) jointly and severally guarantees full payment on demand to each of the Guaranteed Parties of all debts, liabilities and obligations at anytime owing by Intertape Polymer Corp. (hereinafter called the “Customer”) pursuant to a Lease or any Related Document to each Guaranteed Party or remaining unpaid by the Customer to each such Guaranteed Party, whether present or future, direct or indirect, absolute or contingent, matured or not, accelerated or note, extended or renewed, wheresoever and howsoever incurred or arising including whether incurred by or arising from any agreement or dealings between the Customer and any of the Guaranteed Parties or by or from any agreement or dealings with any third party by which any of the Guaranteed Parties may become in any manner whatsoever a creditor of the Customer, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again, and whether the Customer be bound alone or with another or others, and whether as principal or surety (all such debts and liabilities being hereinafter called the “Liabilities”). “Lease” means, collectively, each Lease Schedule entered into pursuant to the Master Lease Agreement by and between Customer and the Guaranteed Party dated as of                     , as amended from time to time, any addenda, riders, exhibits, schedules or supplements to a Lease Schedule or the Master Lease, and any replacement or substitution thereof. “Related Document” means any agreement or document relating to the Lease and any amendment to or replacement or substitution for the Lease or any such agreements or documents.

The liability of the undersigned and each of them (if more than one) under this Guarantee is unlimited.

2.        Continuing Guarantee. This Guarantee shall be a continuing guarantee and shall cover all the Liabilities, and it shall apply to and secure any ultimate balance thereof due or remaining unpaid to any of the Guaranteed Parties. This Guarantee shall continue to be effective or be reinstated (as the case may be) if at any time payment by the Customer of all or any part of the Liabilities of the Customer to any of the Guaranteed Parties is rescinded or must otherwise be returned by any of the Guaranteed Parties upon the insolvency, bankruptcy or reorganization of the Customer or otherwise, all as if such payment had not been made.

3.        Joint and Several Liability. If any of the Liabilities is guaranteed by two or more the Undersigneds, the obligation of the undersigned and each of them (if more than one) shall be several and also joint, each with all and also each with any one or more of the others, and may be enforced at the option of any of the Guaranteed Parties against each severally, any two or more jointly, or some severally and some jointly. Any of the Guaranteed Parties, in its sole discretion, may release any one or more of the undersigned for any consideration which it deems adequate, and may fail or elect not to prove a claim against the estate of any bankrupt, insolvent, incompetent or deceased undersigned and, without notice to any of the undersigned, any of the Guaranteed Parties may extend or renew any or all of the Liabilities and may permit the Customer to incur additional Liabilities, without affecting in any manner the unconditional obligation of the remaining the Undersigned(s). The undersigned and each of them (if more than one) acknowledge(s) that the effectiveness of this Guarantee is not conditioned on any or all of the Liabilities being guaranteed by anyone else.

4.        Dealings with the Customer and Others. Any of the Guaranteed Parties may grant time, renewals, extensions, indulgences, releases and discharges to, take security (which word as used herein includes other guarantees) from and give the same and any or all existing security up to, abstain from taking security from or from perfecting security of, cease or refrain from giving credit or making loans or advances to, accept compositions from and otherwise deal with, the Customer and others and with all security as any of the Guaranteed Parties may see fit, and may apply all monies at any time received from the Customer or others or from any security to such part of the Liabilities as any of the Guaranteed Parties deems best and change any such application in whole or in part from time to time as any of the Guaranteed Parties may see fit, the whole without in any way limiting or lessening the liability of the undersigned under this Guarantee, and no loss of or in respect of any security received by any of the Guaranteed Parties from the Customer or others, whether occasioned by the fault of any of the Guaranteed Parties or otherwise, shall in any way limit or lessen the liability of the undersigned under this Guarantee.

5.        No Obligation to Take Action Against Customer. No Guaranteed Party shall be bound to exhaust its recourse against the Customer or others or any security it may at any time hold before being entitled to payment from the undersigned and each of them (if more than one) of the Liabilities. The undersigned and each of them (if more than one) renounce(s) all benefits of discussion and division.

6.        No Termination Without Consent. Neither the undersigned nor any of them (if more than one) may terminate their or his/her liability or obligations under this Guarantee without the express written consent of the Bank (for and on behalf of the Guaranteed Parties) to such termination. Any termination of this Guarantee consented to by the Bank (for and on behalf of the

Guaranteed Parties) as to one or more of the undersigned shall in no way affect or limit the liability or obligations of, and this Guarantee shall remain a continuing guarantee with respect to, the other or others of the undersigned.

Notwithstanding the preceding paragraph of this Section 6, in the event that the undersigned is a corporation having its domicile and registered office in the Province of Québec as of the date of entering into this Guarantee, this Guarantee may be terminated at any time after the expiry of three years following the date of this Guarantee by written notice of termination given by such undersigned to the Bank. Such termination will take effect upon the expiry of 30 days from the date of receipt by the Bank (the “Termination Date”). Notwithstanding the termination of this Guarantee, such undersigned giving notice of termination will remain liable and this Guarantee will not terminate as regards the following obligations until they have been discharged, namely: (a) Liabilities existing on the Termination Date or arising from transactions having their inception prior to the Termination Date, and (b) Liabilities arising as a result of the Guaranteed Parties being obliged to make advances or to incur liability in respect of the Customer based upon any agreement or undertaking, expressed or implied, made prior to the Termination Date.

7.            Obligations Not Affected. This Guarantee shall not be affected by the death or loss or diminution of capacity of the undersigned or any of them (if more than one), or by any change in the name of the Customer or in the membership of the Customer’s firm through the death or retirement of one or more partners, or the introduction of one or more other partners or otherwise, or by the acquisition of the Customer’s business by a corporation, or by any change whatsoever in the objects, capital structure or constitution of the Customer, or by the Customer or the Customer’s business being amalgamated with a corporation but shall, notwithstanding the happening of any such event, continue to apply to all the Liabilities whether theretofore or thereafter incurred or arising and in this instrument the word “Customer” shall include every such firm and corporation.

Additionally, without in any manner limiting the generality of the foregoing, the undersigned and each of them (if more than one) agrees that any of the Guaranteed Parties may, from time to time, consent to any action or non-action of the Customer which, in the absence of such consent, violates or may violate any agreement or agreements between the Customer and such Guaranteed Party relating to any of the Liabilities, with or without consideration and on such terms and conditions as may be acceptable to such Guaranteed Party, without in any manner affecting or impairing the liability of the undersigned or any of them (if more than one) hereunder.

8.            No Reduction in Liability. This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to any of the Guaranteed Parties, and all dividends, compositions, proceeds or security valued and payments received by any of the Guaranteed Parties from the Customer or from others or from estates shall be regarded for all purposes as payments in gross without any right on the part of the undersigned or any of them (if more than one) to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any security held by any of the Guaranteed Parties or proceeds thereof, and the undersigned and each of them (if more than one) shall have no right to be subrogated in any rights of any of the Guaranteed Parties until all the Guaranteed Parties shall have received payment in full of the Liabilities.

9.            Right of Set-Off. Upon the occurrence and continuation of a default in the Liabilities, the undersigned and each of them (if more than one) hereby grants to each Guaranteed Party the right to set-off against any and all accounts, credits or balances maintained with such Guaranteed Party, the aggregate amount of any and all Liabilities of the undersigned and each of them (if more than one) hereunder if and when the same shall become due and payable.

10.          Application of Monies. All monies received by any of the Guaranteed Parties in respect of the Liabilities may be applied on such part or parts of the Liabilities as such Guaranteed Party may see fit and each of the Guaranteed Parties shall at all times and from time to time have the right to change any appropriation of any monies received by it and to re-apply the same on any other part or parts of the Liabilities as each such Guaranteed Party may see fit, notwithstanding any previous application by whomsoever made.

11.          Deemed Liabilities. All monies, advances, renewals, credits and credit facilities in fact borrowed or obtained from each Guaranteed Party shall be deemed to form part of the Liabilities, notwithstanding any lack or limitation of status or of power, incapacity or disability of the Customer or of any of the directors, partners or agents thereof, or that the Customer may not be a legal or suable entity, or any irregularity, defect or informality in any borrowing or the obtaining of such monies, advances, renewals, credits, or credit facilities, or any other reason whatsoever, the whole whether known to any of the Guaranteed Parties or not. Any sum which may not be recoverable from the undersigned or any of them (if more than one) on the footing of a guarantee shall be recoverable from the undersigned and each of them (if more than one) as sole or principal debtor in respect of such sum and shall be paid to the applicable Guaranteed Party on demand with interest.

12.          Account. The undersigned and each of them (if more than one) shall be bound by any account settled between a Guaranteed Party and the Customer, and if no such account has been so settled immediately before demand for payment under this Guarantee any account stated by a Guaranteed Party shall be accepted by the undersigned and each of them (if more than one) as conclusive evidence of the amount which, at the date of the account so stated, is due by the Customer to such Guaranteed Party or remains unpaid by the Customer to such Guaranteed Party.

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13.      Indemnity. As an original and independent obligation under this Guarantee, the undersigned and each of them (if more than one) shall (a) indemnify each of the Guaranteed Parties and keep each of the Guaranteed Parties indemnified against any cost, loss, expense or liability of whatever kind resulting from the failure by the Customer to make due and punctual payment of any of the Liabilities or resulting from any of the Liabilities being or becoming void, voidable, unenforceable or ineffective against the Customer (including, without limitation, all legal and other costs, charges and expenses incurred by each Guaranteed Party in connection with preserving or enforcing, or attempting to preserve or enforce, its rights under this Guarantee) (the “Indemnified Amount”); and (b) pay on demand the Indemnified Amount whether or not any of the Guaranteed Parties has attempted to enforce any rights against the Customer or any other individual, partnership, other corporation, business trust, trust, joint venture, joint stock company, unincorporated association, governmental body or any other entity of any nature whatsoever.

14.      Waivers. The undersigned and each of them (if more than one), to the extent not expressly prohibited by applicable law, waive(s) any right to require any of the Guaranteed Parties to: (a) proceed against any person or property; (b) give notice of the terms, time and place of any public or private sale of personal property security held from the Customer or any other person, or otherwise comply with the Personal Property Security Act (Ontario), as the same may be amended, revised or replaced from time to time; (c) pursue any other remedy available to any of the Guaranteed Parties, and (d) deliver to the undersigned or any of them (if more than one) a copy of any financing statement or financing change statement registered by any of the Guaranteed Parties in respect of such undersigned. The undersigned and each of them (if more than one) waive(s) notice of acceptance of this Guarantee and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment or notice of acceleration of any of the Liabilities, any and all other notices to which the undersigned or any of them (if more than one) might otherwise be entitled, and diligence in collecting any of the Liabilities, and all rights of a the Undersigned under applicable law, and agree(s) that any of the Guaranteed Parties may, once or any number of times, modify the terms of any Liabilities, compromise, extend, increase, accelerate, renew or forbear to enforce payment of any or all of the Liabilities, or permit the Customer to incur additional Liabilities, all without notice to the undersigned or any of them (if more than one) and without affecting in any manner the unconditional obligation of the undersigned or any of them (if more than one) under this Guarantee. The undersigned and each of them (if more than one) unconditionally and irrevocably waive(s) each and every defense and set-off of any nature which, under principles of guarantee or otherwise, would operate to impair or diminish in any way the obligation of the undersigned or any of them (if more than one) under this Guarantee, and acknowledge(s) that each such waiver is by this reference incorporated into each security agreement, collateral assignment, pledge and/or other document from the undersigned and each of them (if more than one) now or later securing this Guarantee and/or the Liabilities, and acknowledge(s) that as of the date of this Guarantee no such defense or set-off exists. Additionally, the undersigned and each of them (if more than one) waive(s) any and all rights (whether by subrogation, indemnity, reimbursement, or otherwise) to recover from the Customer any amounts paid by the undersigned or any of them (if more than one) pursuant to this Guarantee.

15.      Guarantee in Addition to Other Obligations. This Guarantee is in addition to and not in substitution for any other guarantee, by whomsoever given, at any time held by or on behalf of any of the Guaranteed Parties, and any present or future obligation to any of the Guaranteed Parties incurred or arising otherwise than under a guarantee, of the undersigned or any of them (if more than one) or of any other obligant, whether bound with or apart from the Customer; excepting any guarantee surrendered for cancellation on delivery of this Guarantee.

16.      Effectiveness of Guarantee. This Guarantee shall be operative and binding upon every signatory hereof notwithstanding the non-execution hereof by any other proposed signatory or signatories, and possession of this Guarantee by any of the Guaranteed Parties shall be conclusive evidence against the undersigned and each of them (if more than one) that this Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any conditions precedent or subsequent had been complied with.

17.      Demand. No suit based on this Guarantee shall be instituted against the undersigned or any of them (if more than one) until written demand for payment has been made on such undersigned, by personal delivery, facsimile transmission, registered or certified mail to the mailing address or facsimile number of such undersigned stated below or to such other mailing address or telecopier number as such undersigned may notify the Bank (for and on behalf of all the Guaranteed Parties) from time to time. Any such demand, shall be delivered to the address listed below and shall be deemed to have been given (a) if delivered personally, when received; or (b) if mailed by registered or certified mail, on the fifth Business Day following the date of mailing; or (c) if sent by facsimile, on the Business Day when the appropriate confirmation of receipt has been received if the confirmation of receipt has been received before 4:00 p.m. (EST) on that Business Day or, if the confirmation of receipt has been received after 4:00 p.m. (EST) on that Business Day, on the next succeeding Business Day; and (d) if sent by facsimile on a day which is not a Business Day, on the next succeeding Business Day on which confirmation of receipt has been received. When demand for payment has been made upon the undersigned or any of them (if more than one), such undersigned and each of them (if more than one) shall also be liable to each of the Guaranteed Parties for all legal costs (on a solicitor and client and full indemnity basis) incurred by or on behalf of any such Guaranteed Party resulting from any action instituted on the basis of this Guarantee. All payments hereunder shall be made to the Guaranteed Parties in accordance with instructions received from the Bank or any other Guaranteed Party.

18.         Taxes.

(a)         Each payment to be made by the undersigned and each of them (if more than one) hereunder shall be payable in the currency or currencies in which such obligations are denominated without set-off or counterclaim and free and clear of and without deduction or withholding for or on account of any Taxes unless such undersigned is (are) required by law to make payment subject to such Taxes. If the undersigned or any of them (if more than one) shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder to any of the Guaranteed Parties, such undersigned shall make such deductions or withholdings, and such undersigned shall pay the full amount deducted or withheld to the relevant taxing or other authority in accordance with applicable law.

(b)         The undersigned and each of them (if more than one) agree(s) to pay any present or future Taxes that arise from any payment made under this Guarantee or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, this Guarantee and any other agreements and instruments contemplated hereby or thereby (except for Taxes imposed on or measured by the net income of a Guaranteed Party by the jurisdictions under the laws of which it is organized or carries on business or any political subdivisions thereof).

(c)         The undersigned and each of them (if more than one) shall indemnify each of the Guaranteed Parties for the full amount of the Taxes referred to in Section 18 (except for Taxes imposed on or measured by the net income of a Guaranteed Party by the jurisdictions under the laws of which it is organized or carries on business or any political subdivisions thereof), including, without limitation, any such Taxes imposed by any jurisdiction on amounts payable by the undersigned or any of them (if more than one) under Section 18, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. This indemnification shall be made within ten (10) days after the date the Bank or any other Guaranteed Party makes written demand therefor.

(d)         Without limiting the generality of the foregoing, if any Taxes or amounts in respect thereof must be deducted or withheld from any payment made or to be made by the undersigned or any of them (if more than one) hereunder (including payment of any additional amounts payable under this Section 18(d)), the undersigned and each of them (if more than one) shall pay such additional amounts as may be necessary to ensure that each of the Guaranteed Parties receives a net amount equal to the full amount which it would have received had such payment not been subject to such Taxes. Within thirty (30) days after the date of any payment of Taxes under this Section 18(d), the undersigned and each of them (if more than one) shall furnish to the Bank (for and on behalf of each of the Guaranteed Parties) the original or a certified copy of a receipt evidencing payment thereof.

(e)         For purposes of this Guarantee, “Taxes” means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges of any nature (including income, corporate, capital (including large corporations), net worth, sales, consumption, use, transfer, goods and services, value-added, stamp, registration, franchise, withholding, payroll, employment, health, education, excise, business, school, property, occupation, customs, anti-dumping and countervail taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges) imposed by any governmental authority, together with any fines, interest, penalties or other additions on, to, in lieu of, for non-collection of or in respect of these taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings and other charges.

19.        Judgment Currency. If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Guarantee it becomes necessary to convert into the currency of such jurisdiction (herein called the “Other Currency”) any amount due hereunder in any currency other than the Other Currency (the “Original Currency”), then conversion shall be made at the rate of exchange prevailing for the Original Currency on the business day before the day on which judgment is given. In the event that there is a change in the rate of exchange prevailing between the business day before the day on which the judgment is given and the date of payment of the amount due, the undersigned and each of them (if more than one) will, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Other Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Guarantee in such other Original Currency. Any additional amount due from the undersigned and each of them (if more than one) under this Section 19 will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee.

20.        Representations and Warranties of Corporate The Undersigneds. To the extent that any of the undersigned is a corporate entity, such undersigned represent(s) and warrant(s) to the Guaranteed Parties that (i) it is (are) a corporation, duly organized and existing in good standing and has full power and authority to make and deliver this Guarantee; (ii) the execution, delivery and performance of this Guarantee by it have been duly authorized by all necessary action of its directors and stockholders and do not and will not violate the provisions of, or constitute a default under, any presently applicable law or its articles of incorporation, bylaws, or any agreement presently binding on it; (iii) this Guarantee has been duly executed and delivered by its authorized officers and constitutes its lawful, binding and legally enforceable obligation; and (iv) the authorization, execution, delivery and performance of this Guarantee do not require notification to, registration with, or consent or approval by, any federal, provincial, state or local regulatory body or administrative agency. The undersigned and each of them (if more than one) represent(s) and warrant(s) to the Guaranteed Parties that such undersigned has a direct and substantial economic interest in the Customer and expect(s) to derive substantial benefits therefrom and from any loans, credit transactions,

5

financial accommodations, discounts, purchases of property and other transactions and events resulting in the creation of the Liabilities guaranteed hereby, and that this Guarantee is given for a corporate purpose.

21.           Covenants. Financial Reporting. The undersigned and each of them agree that the undersigned and each of them shall not liquidate, dissolve, or suspend its business nor sell, transfer, or otherwise dispose of all, or a majority of, its assets, except that the undersigned may sell its inventory in the ordinary course of its business. The undersigned and each of them agrees to furnish to the Bank as long as any the Liabilities remain unpaid or any credit is available to the Guaranteed Party: such financial information as the Bank may from time to time request including, without limitation, financial reports filed by the Undersigned with federal or state regulatory agencies. The Undersigned will promptly notify the Bank in writing with full details if any event occurs or any condition exists which might materially and adversely affect the financial condition of the Undersigned or any affiliate of the Undersigned. The Undersigned will promptly notify the Bank in writing of the commencement of any litigation to which the Undersigned or any of its affiliates may be a party (except for litigation in which the Undersigned’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to the Undersigned materially adversely affect the financial condition of the Undersigned. The Undersigned will immediately notify the Bank, in writing, of any judgment against the Undersigned if such judgment would have the effect described in the preceding sentence. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of the Undersigned under such Affiliate Credit Agreement shall remain fully applicable to the Undersigned, and shall replace the financial reporting requirements set forth above. The Undersigned agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to the Bank in satisfaction of the Undersigned’s obligation to deliver such information to the Bank. If for any reason whatsoever an Affiliate Credit Agreement is cancelled, discharged or otherwise terminated, then, automatically and without any action by the Bank or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Guarantee by reference, and shall be made a part of this Guarantee. “Affiliate Credit Agreement” means any loan, credit agreement, extension of credit, lease, or Guarantee applicable to the Undersigned or by which The Undersigned is bound and in which the Bank or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor., other than this Guarantee.

22.           Further Assurances. The undersigned and each of them (if more than one) shall at all times and from time to time do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all and singular every such further act, deed, transfer, assignment, assurance, document and instrument as the Bank or any other Guaranteed Party may reasonably require for the better accomplishing and effectuating of this Guarantee and the provisions contained herein, and every officer of the Bank or any other Guaranteed Party and each of them are hereby irrevocably appointed an attorney or attorneys of the undersigned and each of them (if more than one) to execute in the name and on behalf of the undersigned and each of them (if more than one) any document or instrument for the said purpose.

23.           Entire Agreement. This Guarantee covers all agreements between the parties hereto relative to this Guarantee and none of the parties shall be bound by any representation or promise made by any person relative thereto which is not embodied herein.

24.           Interpretation and Headings. In this Guarantee, unless otherwise specifically provided, the singular includes the plural and vice versa. The division of this Guarantee in Sections and the insertion of Headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

For all purposes pursuant to which the interpretation or construction of this Guarantee may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (i) “personal property” shall be deemed to include “movable property”, (ii) “real property” shall be deemed to include “immovable property”, (iii) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec” and a “prior claim”, (iv) all references to filing, registering or recording under the UCC or PPSA shall be deemed to include publication under the Civil Code of Québec, (v) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” hypothec as against third parties, (vi) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (vii) “joint and several” shall be deemed to include “solidary”, (viii) “jointly and severally” shall be deemed to include “solidarily”, (ix) “financing statement” shall be deemed to include a reference to “application for registration”, and (x) an “agent” shall be deemed to include a “mandatary”. At the request of the Undersigned the Bank will provide such Undersigned with any useful information respecting the content and the terms and conditions of the Liabilities and the progress made in the performance of the Liabilities. Any such request will be in writing and will be as precise as possible. Such Undersigned acknowledges that the Bank will not be bound to furnish any such information which has not been requested in writing.

25.           Sale, Assignment, etc. The undersigned and each of them (if more than one) acknowledge(s) that each of the Guaranteed Parties has the right to sell, assign, transfer, negotiate, or grant participations in all or any part of the Liabilities and any related obligations, including, without limitation, this Guarantee, without notice to the undersigned or any of them and that each of the Guaranteed Parties may disclose any documents and information which such Guaranteed Party now has or later acquires relating to the undersigned and each of them (if more than one), the Customer or the Liabilities in connection with such sale, assignment, transfer, negotiation, or grant. The undersigned and each of them (if more than one) shall upon request made by an assignee of a Guaranteed Party execute and deliver such assurances as may be reasonably requested by such assignee to confirm its entitlement to the rights and benefits hereunder so assigned and transferred to it and the liability of the undersigned and each of them (if more than one) to the assignee hereunder. The undersigned and each of them (if more than one) agree(s) that any Guaranteed Party may provide information relating to this Guarantee or relating to the undersigned or any of them (if more than one) to such Guaranteed Party’s parent, affiliates, subsidiaries and service providers.

26.        Successors and Assigns. This Guarantee shall extend to and enure to the benefit of each of the Guaranteed Parties and their respective successors and assigns, and shall extend to and be binding upon the undersigned and each of them (if more than one) and such undersigned’s respective heirs, executors, administrators, legal representatives, successors and assigns. For greater certainty, every reference herein to the undersigned or to each of them or to any of them, as the case may be, is a reference to and shall be construed as including each of the undersigned and each such undersigned’s respective heirs, executors, administrators, legal representatives, successors and assigns.

27.        Governing Law. This Guarantee shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The undersigned and each of them (if more than one) irrevocably submits to the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Guarantee, and irrevocably agrees that all such actions and proceedings may be heard and determined in such courts, and irrevocably waives, to the fullest extent possible, the defence of an inconvenient forum. The undersigned and each of them (if more than one) agrees that a judgment or order in any such action or proceeding may be enforced in any jurisdiction in any manner provided by law; provided, however, that any of the Guaranteed Parties may serve legal process in any manner permitted by law or may bring an action or proceeding against the undersigned or any of them (if more than one) or the property or assets of the undersigned or any of them (if more than one) in the courts of any other jurisdiction.

28.        WAIVER OF JURY TRIAL. THE UNDERSIGNED AND EACH OF THEM (IF MORE THAN ONE) AND EACH OF THE GUARANTEED PARTIES, BY ACCEPTANCE OF THIS GUARANTEE, ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS GUARANTEE OR THE LIABILITIES.

29.        Language. The undersigned and each of them (if more than one) hereby acknowledges having required that this Guarantee and all documentation and notices entered into or given pursuant hereto or relating directly or indirectly hereto be drawn up in English. Le soussigné et chacun d’entre eux (s’il y en a plusieurs) reconnait avoir exigé que le présent document et tous les documents y afférents soient rédigés en langue anglaise.

30.        Acknowledgement of Receipt. The undersigned and each of them (if more than one) hereby acknowledges receipt of a copy of this Guarantee.

Dated                                         , 2012.

(Corporate Seal	INTERTAPE POLYMER INC.
where required by law)

By:
Name:
Title:

By:
Name:
Title:

CONTINUING GUARANTY

Lease/Loan Customer Name: INTERTAPE POLYMER CORP.

1.

For valuable consideration, the receipt of which is hereby acknowledged, the undersigned (“Guarantor”) unconditionally guarantees to JPMORGAN CHASE BANK, N.A. (the “Bank”) the full and prompt payment and performance by the Lease/Loan Customer identified above (“Customer”) of all Obligations pursuant to a Lease, when due, whether at stated maturity, by acceleration, or otherwise, due or to become due, direct or indirect, absolute or contingent, joint or several, now or hereafter at any time owed or contracted by Customer to the Bank and whether owing by Customer alone or with one or more other customers, persons or other parties, and all costs and expenses of, and incidental to, collection of any of the foregoing, including reasonable attorneys’ fees. ““Lease” means, collectively, each Lease Schedule entered into pursuant to the Master Lease Agreement by and between Customer and the Bank dated as of ____________, as amended from time to time, any addenda, riders, exhibits, schedules or supplements to a Lease Schedule or the Master Lease, and any replacement or substitution thereof. “Related Document” means any agreement or document relating to the Lease and any amendment to or replacement or substitution for the Lease or any such agreements or documents.

2.

This is an absolute and unconditional guarantee of payment and not a guarantee of collection. The Bank shall not be required, as a condition of the liability of Guarantor, to resort to, enforce or exhaust any of its remedies against the Customer or any other party who may be liable for payment on any of the Obligations or to resort to, marshal, enforce or exhaust any of its remedies against any leased property or any property given or held as security for this Guaranty or any of the Obligations.

3.

Guarantor hereby waives and grants to the Bank, without notice to Guarantor and without in any way affecting Guarantor’s liability, the right at any time and from time to time, to extend other and additional credit, leases, loans or financial accommodations to Customer apart from the Obligations, to deal in any manner as it shall see fit with any of the Obligations and with any leased property or security for any of the Obligations, including, but not limited to, (i) accepting partial payments on account of any of the Obligations, (ii) granting extensions or renewals of all, or any part of, the Obligations, (iii) releasing, surrendering, exchanging, dealing with, abstaining from taking, taking, abstaining from perfecting, perfecting, or accepting substitutes for any or all leased property or security which it holds or may hold for any of the Obligations, (iv) modifying, waiving, supplementing or otherwise changing any of the terms, conditions or provisions contained in any of the Obligations, and (v) the addition or release of any other party or person liable hereon, liable on the Obligations or liable on any other guaranty executed to guarantee any of the Obligations. Guarantor hereby agrees that any and all settlements, compromises, compositions, accounts stated and agreed balances made in good faith between the Bank and Customer shall be binding upon Guarantor. No postponement or delay on the part of the Bank in the enforcement of any right hereunder shall constitute a waiver of such right.

4.

Every right, power and discretion herein granted to the Bank shall be for the benefit of the successors or assigns of the Bank and of any transferee or assignee of any of the Obligations covered by this Guaranty. In the event any of the Obligations shall be transferred or assigned, every reference herein to the Bank shall be construed to mean, as to such Obligations, the transferee or assignee thereof. This Guaranty shall be binding upon each of the Guarantor’s executors, administrators, heirs, successors, and assigns.

5.

The Bank may continue to make loans or extend credit to Customer based on this Guaranty until termination of this Guaranty as provided herein, regardless of whether at any time or from time to time there are no existing Obligations or commitment by the Bank to make advances or other financial accommodations for Customer. Guarantor may terminate this Guaranty by sending written notice of such termination to the Bank. Such termination shall only be effective upon Guarantor’s receipt of written acknowledgment from the Bank that it has received Guarantor’s notice of such termination, which acknowledgment the Bank agrees to provide promptly upon receipt of Guarantor’s notice of termination. If terminated, Guarantor will continue to be liable to the Bank for any Obligations in existence, created, assumed or committed to at the time the termination becomes effective, and all subsequent renewals, extensions, modifications and amendments of the Obligations. Guarantor expressly waives notice of the incurring by Customer of any and all Obligations to the Bank. Guarantor also waives presentment, demand of payment, protest, notice of dishonor or nonpayment of or nonperformance of any and all Obligations.

6.

Until Customer and Guarantor have fully performed all of their obligations to the Bank (including, without limitation, payment in full in cash of all Obligations), Guarantor hereby waives any claims or rights which Guarantor might now have or hereafter acquire against Customer or any other person primarily or contingently liable on any of the Obligations, which claims or rights arise from the existence or performance of Guarantor’s obligations under this Guaranty or any other guaranty or under any instrument or agreement with respect to any leased property or any property constituting collateral or security for this Guaranty or any other guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Bank or any other creditor which Guarantor now has or hereafter acquires, whether such claim or right arises in equity, under contract or statute, at common law, or otherwise.

7.

The Bank’s rights hereunder shall be reinstated and revived, and this Guaranty shall be fully enforceable, with respect to any amount at any time paid on account of the Obligations which thereafter shall be required to be restored or returned by the Bank upon the bankruptcy, insolvency or reorganization of Customer, Guarantor, or any other person, or as a result of any other fact or circumstance, all as though such amount had not been paid.

8.

Guarantor shall pay to the Bank all costs and expenses, including reasonable attorneys’ fees, incurred by the Bank in the enforcement or attempted enforcement of this Guaranty, whether or not suit is filed in connection therewith, or in the exercise by the Bank of any right, privilege, power or remedy conferred by this Guaranty.

9.

Guarantor agrees that: (a) Guarantor shall not liquidate, dissolve, or suspend its business; and (b) Guarantor shall not sell, transfer, or otherwise dispose of all, or a majority of, its assets, except that Guarantor may sell Guarantor’s inventory in the ordinary course of Guarantor’s business.

10.

Guarantor agrees to furnish the following to the Bank as long as any the Obligations remains unpaid or any credit is available to Customer under any of the Obligations such financial information as the Bank may from time to time request including, without limitation, financial reports filed by Guarantor with federal or state regulatory agencies. Guarantor will promptly notify The Bank in writing with full details if any event occurs or any condition exists which might materially and adversely affect the financial condition of Guarantor or any affiliate of Guarantor. Guarantor will promptly notify the Bank in writing of the commencement of any litigation to which Guarantor or any of its affiliates may be a party (except for litigation in which Guarantor’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to Guarantor materially adversely affect the financial condition of Guarantor. Guarantor will immediately notify the Bank, in writing, of any judgment against Guarantor if such judgment would have the effect described in the preceding sentence. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of Guarantor under such Affiliate Credit Agreement shall remain fully applicable to Guarantor, and shall replace the financial reporting requirements set forth above. Guarantor agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to the Bank in satisfaction of Guarantor’s obligation to deliver such information to the Bank. If for any reason whatsoever an Affiliate Credit Agreement is canceled, discharged or otherwise terminated, then, automatically and without any action by the Bank or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Guaranty by reference, and shall be made a part of this Guaranty. “Affiliate Credit Agreement” means any loan, credit agreement, extension of credit, lease, or guaranty applicable to Guarantor or by which Guarantor is bound and in which the Bank or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor., other than this Guaranty.

11.

If Guarantor is a trust, Guarantor represents and warrants that: (a) it is a duly constituted and validly existing trust; (b) the Guarantor has delivered to the Bank a true, complete and accurate copy of the trust agreement pursuant to which it has been organized and all amendments and modifications thereto; and (c) the trustees of the Guarantor signing this Guaranty have the legal capacity and full power and authority to execute, deliver, and perform their obligations under, and to bind the Guarantor to perform its obligations under, this Guaranty, and to execute and deliver any and all documents and instruments in connection herewith.

12.

If there is more than one Guarantor, the obligations under this Guaranty are joint and several. In addition, each Guarantor under this Guaranty shall be jointly and severally liable with any other guarantor of the Obligations. If the Bank elects to enforce its rights against fewer than all guarantors of the Obligations, that election does not release the Guarantor from its obligations under this Guaranty. The compromise or release of any of the obligations of any of the other guarantors or Customer shall not serve to waive, alter or release the Guarantor’s obligations. The failure of any person or entity to sign this Guaranty shall not discharge the liability of any other Guarantor. Each Guarantor shall provide its own financial statements according to the terms of the foregoing section.

13.

Guarantor represents and warrants that Guarantor has relied exclusively on Guarantor’s own independent investigation of Customer, the leased property and the collateral for Guarantor’s decision to guarantee Customer’s Obligations now existing or thereafter arising. Guarantor agrees that Guarantor has sufficient knowledge of the Customer, the leased property, and the collateral to make an informed decision about this Guaranty, and that the Bank has no duty or obligation to disclose any information in its possession or control about Customer, the leased property, and the collateral to Guarantor. Guarantor warrants to the Bank that Guarantor has adequate means to obtain from Customer on continuing basis information concerning the financial condition of Customer and that Guarantor is not relying on the Bank to provide such information either now or in the future. This Guaranty remains fully enforceable irrespective of any claim, defense or counterclaim which Customer may or could assert on any of the Obligations including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, fraud, bankruptcy, accord and satisfaction, and usury, same of which Guarantor hereby waives along with any standing by Guarantor to assert any said claim, defense or counterclaim.

14.

This Guaranty contains the entire agreement of the parties and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter hereof. This Guaranty is not intended to replace or supersede any other guaranty which Guarantor has entered into or may enter into in the future. Any Guarantor may enter into additional guaranties in the future, and such guaranties are not intended to replace or supersede this Guaranty unless specifically provided in that additional guaranty. The interpretation, construction and validity of this Guaranty shall be governed by the laws of the State of Ohio without reference to conflict of laws. With respect to any action brought by the Bank against Guarantor to enforce any term of this Guaranty, Guarantor hereby irrevocably consents to the jurisdiction and venue of any state or federal court in Ohio, where the main office of the Bank is located.

ALL PARTIES TO THIS GUARANTY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS GUARANTY.

IPG HOLDINGS LP

By: Intertape Polymer Inc., its General Partner

(Guarantor)

By:

Title:

Taxpayer ID:

Date of Guaranty:

CONTINUING GUARANTY

Lease/Loan Customer Name: INTERTAPE POLYMER CORP.

1.

For valuable consideration, the receipt of which is hereby acknowledged, the undersigned (“Guarantor”) unconditionally guarantees to JPMORGAN CHASE BANK, N.A. (the “Bank”) the full and prompt payment and performance by the Lease/Loan Customer identified above (“Customer”) of all Obligations pursuant to a Lease, when due, whether at stated maturity, by acceleration, or otherwise, due or to become due, direct or indirect, absolute or contingent, joint or several, now or hereafter at any time owed or contracted by Customer to the Bank and whether owing by Customer alone or with one or more other customers, persons or other parties, and all costs and expenses of, and incidental to, collection of any of the foregoing, including reasonable attorneys’ fees. ““Lease” means, collectively, each Lease Schedule entered into pursuant to the Master Lease Agreement by and between Customer and the Bank dated as of ____________, as amended from time to time, any addenda, riders, exhibits, schedules or supplements to a Lease Schedule or the Master Lease, and any replacement or substitution thereof. “Related Document” means any agreement or document relating to the Lease and any amendment to or replacement or substitution for the Lease or any such agreements or documents.

2.

This is an absolute and unconditional guarantee of payment and not a guarantee of collection. The Bank shall not be required, as a condition of the liability of Guarantor, to resort to, enforce or exhaust any of its remedies against the Customer or any other party who may be liable for payment on any of the Obligations or to resort to, marshal, enforce or exhaust any of its remedies against any leased property or any property given or held as security for this Guaranty or any of the Obligations.

3.

Guarantor hereby waives and grants to the Bank, without notice to Guarantor and without in any way affecting Guarantor’s liability, the right at any time and from time to time, to extend other and additional credit, leases, loans or financial accommodations to Customer apart from the Obligations, to deal in any manner as it shall see fit with any of the Obligations and with any leased property or security for any of the Obligations, including, but not limited to, (i) accepting partial payments on account of any of the Obligations, (ii) granting extensions or renewals of all, or any part of, the Obligations, (iii) releasing, surrendering, exchanging, dealing with, abstaining from taking, taking, abstaining from perfecting, perfecting, or accepting substitutes for any or all leased property or security which it holds or may hold for any of the Obligations, (iv) modifying, waiving, supplementing or otherwise changing any of the terms, conditions or provisions contained in any of the Obligations, and (v) the addition or release of any other party or person liable hereon, liable on the Obligations or liable on any other guaranty executed to guarantee any of the Obligations. Guarantor hereby agrees that any and all settlements, compromises, compositions, accounts stated and agreed balances made in good faith between the Bank and Customer shall be binding upon Guarantor. No postponement or delay on the part of the Bank in the enforcement of any right hereunder shall constitute a waiver of such right.

4.

Every right, power and discretion herein granted to the Bank shall be for the benefit of the successors or assigns of the Bank and of any transferee or assignee of any of the Obligations covered by this Guaranty. In the event any of the Obligations shall be transferred or assigned, every reference herein to the Bank shall be construed to mean, as to such Obligations, the transferee or assignee thereof. This Guaranty shall be binding upon each of the Guarantor’s executors, administrators, heirs, successors, and assigns.

5.

The Bank may continue to make loans or extend credit to Customer based on this Guaranty until termination of this Guaranty as provided herein, regardless of whether at any time or from time to time there are no existing Obligations or commitment by the Bank to make advances or other financial accommodations for Customer. Guarantor may terminate this Guaranty by sending written notice of such termination to the Bank. Such termination shall only be effective upon Guarantor’s receipt of written acknowledgment from the Bank that it has received Guarantor’s notice of such termination, which acknowledgment the Bank agrees to provide promptly upon receipt of Guarantor’s notice of termination. If terminated, Guarantor will continue to be liable to the Bank for any Obligations in existence, created, assumed or committed to at the time the termination becomes effective, and all subsequent renewals, extensions, modifications and amendments of the Obligations. Guarantor expressly waives notice of the incurring by Customer of any and all Obligations to the Bank. Guarantor also waives presentment, demand of payment, protest, notice of dishonor or nonpayment of or nonperformance of any and all Obligations.

6.

Until Customer and Guarantor have fully performed all of their obligations to the Bank (including, without limitation, payment in full in cash of all Obligations), Guarantor hereby waives any claims or rights which Guarantor might now have or hereafter acquire against Customer or any other person primarily or contingently liable on any of the Obligations, which claims or rights arise from the existence or performance of Guarantor’s obligations under this Guaranty or any other guaranty or under any instrument or agreement with respect to any leased property or any property constituting collateral or security for this Guaranty or any other guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Bank or any other creditor which Guarantor now has or hereafter acquires, whether such claim or right arises in equity, under contract or statute, at common law, or otherwise.

7.

The Bank’s rights hereunder shall be reinstated and revived, and this Guaranty shall be fully enforceable, with respect to any amount at any time paid on account of the Obligations which thereafter shall be required to be restored or returned by the Bank upon the bankruptcy, insolvency or reorganization of Customer, Guarantor, or any other person, or as a result of any other fact or circumstance, all as though such amount had not been paid.

8.

Guarantor shall pay to the Bank all costs and expenses, including reasonable attorneys’ fees, incurred by the Bank in the enforcement or attempted enforcement of this Guaranty, whether or not suit is filed in connection therewith, or in the exercise by the Bank of any right, privilege, power or remedy conferred by this Guaranty.

9.

Guarantor agrees that: (a) Guarantor shall not liquidate, dissolve, or suspend its business; and (b) Guarantor shall not sell, transfer, or otherwise dispose of all, or a majority of, its assets, except that Guarantor may sell Guarantor’s inventory in the ordinary course of Guarantor’s business.

10.

Guarantor agrees to furnish the following to the Bank as long as any the Obligations remains unpaid or any credit is available to Customer under any of the Obligations such financial information as the Bank may from time to time request including, without limitation, financial reports filed by Guarantor with federal or state regulatory agencies. Guarantor will promptly notify The Bank in writing with full details if any event occurs or any condition exists which might materially and adversely affect the financial condition of Guarantor or any affiliate of Guarantor. Guarantor will promptly notify the Bank in writing of the commencement of any litigation to which Guarantor or any of its affiliates may be a party (except for litigation in which Guarantor’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to Guarantor materially adversely affect the financial condition of Guarantor. Guarantor will immediately notify the Bank, in writing, of any judgment against Guarantor if such judgment would have the effect described in the preceding sentence. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of Guarantor under such Affiliate Credit Agreement shall remain fully applicable to Guarantor, and shall replace the financial reporting requirements set forth above. Guarantor agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to the Bank in satisfaction of Guarantor’s obligation to deliver such information to the Bank. If for any reason whatsoever an Affiliate Credit Agreement is canceled, discharged or otherwise terminated, then, automatically and without any action by the Bank or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Guaranty by reference, and shall be made a part of this Guaranty. “Affiliate Credit Agreement” means any loan, credit agreement, extension of credit, lease, or guaranty applicable to Guarantor or by which Guarantor is bound and in which the Bank or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor., other than this Guaranty.

11.

If Guarantor is a trust, Guarantor represents and warrants that: (a) it is a duly constituted and validly existing trust; (b) the Guarantor has delivered to the Bank a true, complete and accurate copy of the trust agreement pursuant to which it has been organized and all amendments and modifications thereto; and (c) the trustees of the Guarantor signing this Guaranty have the legal capacity and full power and authority to execute, deliver, and perform their obligations under, and to bind the Guarantor to perform its obligations under, this Guaranty, and to execute and deliver any and all documents and instruments in connection herewith.

12.

If there is more than one Guarantor, the obligations under this Guaranty are joint and several. In addition, each Guarantor under this Guaranty shall be jointly and severally liable with any other guarantor of the Obligations. If the Bank elects to enforce its rights against fewer than all guarantors of the Obligations, that election does not release the Guarantor from its obligations under this Guaranty. The compromise or release of any of the obligations of any of the other guarantors or Customer shall not serve to waive, alter or release the Guarantor’s obligations. The failure of any person or entity to sign this Guaranty shall not discharge the liability of any other Guarantor. Each Guarantor shall provide its own financial statements according to the terms of the foregoing section.

13.

Guarantor represents and warrants that Guarantor has relied exclusively on Guarantor’s own independent investigation of Customer, the leased property and the collateral for Guarantor’s decision to guarantee Customer’s Obligations now existing or thereafter arising. Guarantor agrees that Guarantor has sufficient knowledge of the Customer, the leased property, and the collateral to make an informed decision about this Guaranty, and that the Bank has no duty or obligation to disclose any information in its possession or control about Customer, the leased property, and the collateral to Guarantor. Guarantor warrants to the Bank that Guarantor has adequate means to obtain from Customer on continuing basis information concerning the financial condition of Customer and that Guarantor is not relying on the Bank to provide such information either now or in the future. This Guaranty remains fully enforceable irrespective of any claim, defense or counterclaim which Customer may or could assert on any of the Obligations including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, fraud, bankruptcy, accord and satisfaction, and usury, same of which Guarantor hereby waives along with any standing by Guarantor to assert any said claim, defense or counterclaim.

14.

This Guaranty contains the entire agreement of the parties and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter hereof. This Guaranty is not intended to replace or supersede any other guaranty which Guarantor has entered into or may enter into in the future. Any Guarantor may enter into additional guaranties in the future, and such guaranties are not intended to replace or supersede this Guaranty unless specifically provided in that additional guaranty. The interpretation, construction and validity of this Guaranty shall be governed by the laws of the State of Ohio without reference to conflict of laws. With respect to any action brought by the Bank against Guarantor to enforce any term of this Guaranty, Guarantor hereby irrevocably consents to the jurisdiction and venue of any state or federal court in Ohio, where the main office of the Bank is located.

ALL PARTIES TO THIS GUARANTY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS GUARANTY.

IPG (US) HOLDINGS INC.

(Guarantor)

By:

Title:

Taxpayer ID:

Date of Guaranty:

CONTINUING GUARANTY

Lease/Loan Customer Name: INTERTAPE POLYMER CORP.

1.

For valuable consideration, the receipt of which is hereby acknowledged, the undersigned (“Guarantor”) unconditionally guarantees to JPMORGAN CHASE BANK, N.A. (the “Bank”) the full and prompt payment and performance by the Lease/Loan Customer identified above (“Customer”) of all Obligations pursuant to a Lease, when due, whether at stated maturity, by acceleration, or otherwise, due or to become due, direct or indirect, absolute or contingent, joint or several, now or hereafter at any time owed or contracted by Customer to the Bank and whether owing by Customer alone or with one or more other customers, persons or other parties, and all costs and expenses of, and incidental to, collection of any of the foregoing, including reasonable attorneys’ fees. ““Lease” means, collectively, each Lease Schedule entered into pursuant to the Master Lease Agreement by and between Customer and the Bank dated as of ____________, as amended from time to time, any addenda, riders, exhibits, schedules or supplements to a Lease Schedule or the Master Lease, and any replacement or substitution thereof. “Related Document” means any agreement or document relating to the Lease and any amendment to or replacement or substitution for the Lease or any such agreements or documents.

2.

This is an absolute and unconditional guarantee of payment and not a guarantee of collection. The Bank shall not be required, as a condition of the liability of Guarantor, to resort to, enforce or exhaust any of its remedies against the Customer or any other party who may be liable for payment on any of the Obligations or to resort to, marshal, enforce or exhaust any of its remedies against any leased property or any property given or held as security for this Guaranty or any of the Obligations.

3.

Guarantor hereby waives and grants to the Bank, without notice to Guarantor and without in any way affecting Guarantor’s liability, the right at any time and from time to time, to extend other and additional credit, leases, loans or financial accommodations to Customer apart from the Obligations, to deal in any manner as it shall see fit with any of the Obligations and with any leased property or security for any of the Obligations, including, but not limited to, (i) accepting partial payments on account of any of the Obligations, (ii) granting extensions or renewals of all, or any part of, the Obligations, (iii) releasing, surrendering, exchanging, dealing with, abstaining from taking, taking, abstaining from perfecting, perfecting, or accepting substitutes for any or all leased property or security which it holds or may hold for any of the Obligations, (iv) modifying, waiving, supplementing or otherwise changing any of the terms, conditions or provisions contained in any of the Obligations, and (v) the addition or release of any other party or person liable hereon, liable on the Obligations or liable on any other guaranty executed to guarantee any of the Obligations. Guarantor hereby agrees that any and all settlements, compromises, compositions, accounts stated and agreed balances made in good faith between the Bank and Customer shall be binding upon Guarantor. No postponement or delay on the part of the Bank in the enforcement of any right hereunder shall constitute a waiver of such right.

4.

Every right, power and discretion herein granted to the Bank shall be for the benefit of the successors or assigns of the Bank and of any transferee or assignee of any of the Obligations covered by this Guaranty. In the event any of the Obligations shall be transferred or assigned, every reference herein to the Bank shall be construed to mean, as to such Obligations, the transferee or assignee thereof. This Guaranty shall be binding upon each of the Guarantor’s executors, administrators, heirs, successors, and assigns.

5.

The Bank may continue to make loans or extend credit to Customer based on this Guaranty until termination of this Guaranty as provided herein, regardless of whether at any time or from time to time there are no existing Obligations or commitment by the Bank to make advances or other financial accommodations for Customer. Guarantor may terminate this Guaranty by sending written notice of such termination to the Bank. Such termination shall only be effective upon Guarantor’s receipt of written acknowledgment from the Bank that it has received Guarantor’s notice of such termination, which acknowledgment the Bank agrees to provide promptly upon receipt of Guarantor’s notice of termination. If terminated, Guarantor will continue to be liable to the Bank for any Obligations in existence, created, assumed or committed to at the time the termination becomes effective, and all subsequent renewals, extensions, modifications and amendments of the Obligations. Guarantor expressly waives notice of the incurring by Customer of any and all Obligations to the Bank. Guarantor also waives presentment, demand of payment, protest, notice of dishonor or nonpayment of or nonperformance of any and all Obligations.

6.

Until Customer and Guarantor have fully performed all of their obligations to the Bank (including, without limitation, payment in full in cash of all Obligations), Guarantor hereby waives any claims or rights which Guarantor might now have or hereafter acquire against Customer or any other person primarily or contingently liable on any of the Obligations, which claims or rights arise from the existence or performance of Guarantor’s obligations under this Guaranty or any other guaranty or under any instrument or agreement with respect to any leased property or any property constituting collateral or security for this Guaranty or any other guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Bank or any other creditor which Guarantor now has or hereafter acquires, whether such claim or right arises in equity, under contract or statute, at common law, or otherwise.

7.

The Bank’s rights hereunder shall be reinstated and revived, and this Guaranty shall be fully enforceable, with respect to any amount at any time paid on account of the Obligations which thereafter shall be required to be restored or returned by the Bank upon the bankruptcy, insolvency or reorganization of Customer, Guarantor, or any other person, or as a result of any other fact or circumstance, all as though such amount had not been paid.

8.

Guarantor shall pay to the Bank all costs and expenses, including reasonable attorneys’ fees, incurred by the Bank in the enforcement or attempted enforcement of this Guaranty, whether or not suit is filed in connection therewith, or in the exercise by the Bank of any right, privilege, power or remedy conferred by this Guaranty.

9.

Guarantor agrees that: (a) Guarantor shall not liquidate, dissolve, or suspend its business; and (b) Guarantor shall not sell, transfer, or otherwise dispose of all, or a majority of, its assets, except that Guarantor may sell Guarantor’s inventory in the ordinary course of Guarantor’s business.

10.

Guarantor agrees to furnish the following to the Bank as long as any the Obligations remains unpaid or any credit is available to Customer under any of the Obligations such financial information as the Bank may from time to time request including, without limitation, financial reports filed by Guarantor with federal or state regulatory agencies. Guarantor will promptly notify The Bank in writing with full details if any event occurs or any condition exists which might materially and adversely affect the financial condition of Guarantor or any affiliate of Guarantor. Guarantor will promptly notify the Bank in writing of the commencement of any litigation to which Guarantor or any of its affiliates may be a party (except for litigation in which Guarantor’s or the affiliate’s contingent liability is fully covered by insurance) which, if decided adversely to Guarantor materially adversely affect the financial condition of Guarantor. Guarantor will immediately notify the Bank, in writing, of any judgment against Guarantor if such judgment would have the effect described in the preceding sentence. Notwithstanding the above requirements, if any Affiliate Credit Agreement exists, the financial reporting requirements of Guarantor under such Affiliate Credit Agreement shall remain fully applicable to Guarantor, and shall replace the financial reporting requirements set forth above. Guarantor agrees that any affiliate of JPMorgan Chase & Co. that receives any financial reports under any Affiliate Credit Agreement is hereby authorized to deliver complete copies of all such financial reports and related compliance certificates to the Bank in satisfaction of Guarantor’s obligation to deliver such information to the Bank. If for any reason whatsoever an Affiliate Credit Agreement is canceled, discharged or otherwise terminated, then, automatically and without any action by the Bank or any other party, all financial reporting requirements which are in effect as of the date immediately prior to the cancellation, discharge or termination of such Affiliate Credit Agreement shall remain in full force and effect, shall be incorporated in this Guaranty by reference, and shall be made a part of this Guaranty. “Affiliate Credit Agreement” means any loan, credit agreement, extension of credit, lease, or guaranty applicable to Guarantor or by which Guarantor is bound and in which the Bank or any subsidiary (direct or indirect) of JPMorgan Chase & Co. (or its successors or assigns) is the lender, creditor or lessor., other than this Guaranty.

11.

If Guarantor is a trust, Guarantor represents and warrants that: (a) it is a duly constituted and validly existing trust; (b) the Guarantor has delivered to the Bank a true, complete and accurate copy of the trust agreement pursuant to which it has been organized and all amendments and modifications thereto; and (c) the trustees of the Guarantor signing this Guaranty have the legal capacity and full power and authority to execute, deliver, and perform their obligations under, and to bind the Guarantor to perform its obligations under, this Guaranty, and to execute and deliver any and all documents and instruments in connection herewith.

12.

If there is more than one Guarantor, the obligations under this Guaranty are joint and several. In addition, each Guarantor under this Guaranty shall be jointly and severally liable with any other guarantor of the Obligations. If the Bank elects to enforce its rights against fewer than all guarantors of the Obligations, that election does not release the Guarantor from its obligations under this Guaranty. The compromise or release of any of the obligations of any of the other guarantors or Customer shall not serve to waive, alter or release the Guarantor’s obligations. The failure of any person or entity to sign this Guaranty shall not discharge the liability of any other Guarantor. Each Guarantor shall provide its own financial statements according to the terms of the foregoing section.

13.

Guarantor represents and warrants that Guarantor has relied exclusively on Guarantor’s own independent investigation of Customer, the leased property and the collateral for Guarantor’s decision to guarantee Customer’s Obligations now existing or thereafter arising. Guarantor agrees that Guarantor has sufficient knowledge of the Customer, the leased property, and the collateral to make an informed decision about this Guaranty, and that the Bank has no duty or obligation to disclose any information in its possession or control about Customer, the leased property, and the collateral to Guarantor. Guarantor warrants to the Bank that Guarantor has adequate means to obtain from Customer on continuing basis information concerning the financial condition of Customer and that Guarantor is not relying on the Bank to provide such information either now or in the future. This Guaranty remains fully enforceable irrespective of any claim, defense or counterclaim which Customer may or could assert on any of the Obligations including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, fraud, bankruptcy, accord and satisfaction, and usury, same of which Guarantor hereby waives along with any standing by Guarantor to assert any said claim, defense or counterclaim.

14.

This Guaranty contains the entire agreement of the parties and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter hereof. This Guaranty is not intended to replace or supersede any other guaranty which Guarantor has entered into or may enter into in the future. Any Guarantor may enter into additional guaranties in the future, and such guaranties are not intended to replace or supersede this Guaranty unless specifically provided in that additional guaranty. The interpretation, construction and validity of this Guaranty shall be governed by the laws of the State of Ohio without reference to conflict of laws. With respect to any action brought by the Bank against Guarantor to enforce any term of this Guaranty, Guarantor hereby irrevocably consents to the jurisdiction and venue of any state or federal court in Ohio, where the main office of the Bank is located.

ALL PARTIES TO THIS GUARANTY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS GUARANTY.

IPG (US) INC.

(Guarantor)

By:

Title:

Taxpayer ID:

Date of Guaranty:

Chase Equipment Finance	[contact information
100 N. Tampa Street	redacted]
Tampa, Florida 33602		Chad E. Colby
Tel: Fax:		Senior Vice President
e-mail :

RATE LOCK LETTER AGREEMENT

Dated:

Dear Mr. Pitz:

With your execution of the attached Commitment Letter dated August 14, 2012 (the “Commitment Letter”), you have requested that JPMorgan Chase Bank, N.A. (“Lender”) provide fixed rate financing subject to the terms outlined therein. This is to confirm that, pursuant to the terms of the Commitment Letter executed and accepted by Intertape Polymer Corp (the “Borrower”) on August 14, 2012, Lender will reserve $4,000,000 in fixed rate funds, effective August 14, 2012 in anticipation of the Borrower’s need for the financing of an equivalent amount on or before December 31, 2012 subject to the terms contained herein. The interest rate for the financing, as described in the Commitment Letter, will be at an annual rate equal to 2.74%.

If the qualified, essential use equipment is not delivered to and accepted by Borrower by December 31, 2012 or if for any reason (other than Lender’s gross negligence or willful misconduct) the full amount of the $4,000,000.00 financing is not funded in accordance with the terms of the financing documents by December 31, 2012, then Borrower shall pay to Lender a Reinvestment Premium on the amount equal to the difference between the $4,000,000 and the amount actually funded within 5 business days of Lender’s written request for payment of the Reinvestment Premium for the difference between the $4,000,000 and the amount actually funded, if less.

“Reinvestment Premium” means the sum of the differences between (i) each scheduled interest payment which would have been made pursuant to the Scheduled Payments and (ii) the corresponding fixed-rate interest payment which would be received under an interest rate swap which the Lender shall be deemed to have entered into as of December 31, 2012 (the “Replacement Swap”) covering its payment obligations under an interest rate swap, including any forward rate swap, if applicable, which the Lender shall be deemed to have entered into as of August 14, 2012, with each such difference discounted to a present value as of December 31, 2012 using the fixed interest rate of the Replacement Swap as the applicable discount rate; the Borrower acknowledges that the Lender might not fund or hedge its fixed-rate loan portfolio on a loan-by-loan basis at all times, and agrees that the foregoing is a reasonable and appropriate method of calculating liquidated damages irrespective of whether any of the foregoing hedging transactions have in fact occurred or occurred precisely as stated with respect to the loan; all calculations and determinations by the Lender of the amounts payable pursuant to the preceding provisions or of any element thereof, if made in accordance with its then standard procedures for so calculating or determining such amounts, shall be conclusive absent manifest arithmetic error. The Replacement Interest Rate Swap shall be for 3 year maturity as reported on the Federal Reserve H.15 report for August 14, 2012, if applicable.

“Scheduled Payments” means 60 installments of $71,413.54 each.

This agreement expires if not signed and returned by August 14, 2012.

If Borrower is in agreement with the above, please indicate such acceptance by signatures as set forth below, and returning this letter to my attention.

Please note that this is an agreement to lock an interest rate for proposed financing and is not a commitment to fund. The full terms and conditions of any related financing will be reflected in Lease documents to be negotiated and entered into between JPMorgan Chase Bank, N.A. and the Borrower. This agreement is non-transferrable and cannot be assigned by the Borrower.

I’m delighted that we could be of assistance to you in this matter and look forward to working with you to complete this transaction.

Yours truly,

JPMorgan Chase Bank, N.A.

Chase Equipment Finance

                  [Name redacted]

Senior Vice President

Agreed to and accepted by:

Intertape Polymer Corp	Date:

Authorized Signature:

Date:

Chase Equipment Finance	[contact information
100 N. Tampa Street	redacted]
Tampa, Florida 33602		Chad E. Colby
Tel: Fax:		Senior Vice President
e-mail :

RATE LOCK LETTER AGREEMENT

Dated:

Dear Mr. Pitz:

With your execution of the attached Commitment Letter dated August 14, 2012 (the “Commitment Letter”), you have requested that JPMorgan Chase Bank, N.A. (“Lender”) provide fixed rate financing subject to the terms outlined therein. This is to confirm that, pursuant to the terms of the Commitment Letter executed and accepted by Intertape Polymer Corp (the “Borrower”) on August 14, 2012, Lender will reserve $20,000,000 in fixed rate funds, effective August 14, 2012 in anticipation of the Borrower’s need for the financing of an equivalent amount on or before December 31, 2013 subject to the terms contained herein. The interest rate for the financing, as described in the Commitment Letter, will be at an annual rate equal to 2.90%.

If the qualified, essential use equipment is not delivered to and accepted by Borrower by December 31, 2013 or if for any reason (other than Lender’s gross negligence or willful misconduct) the full amount of the $20,000,000.00 financing is not funded in accordance with the terms of the financing documents by December 31, 2013, then Borrower shall pay to Lender a Reinvestment Premium on the amount equal to the difference between the $20,000,000 and the amount actually funded within 5 business days of Lender’s written request for payment of the Reinvestment Premium for the difference between the $20,000,000 and the amount actually funded, if less.

“Reinvestment Premium” means the sum of the differences between (i) each scheduled interest payment which would have been made pursuant to the Scheduled Payments and (ii) the corresponding fixed-rate interest payment which would be received under an interest rate swap which the Lender shall be deemed to have entered into as of December 31, 2013 (the “Replacement Swap”) covering its payment obligations under an interest rate swap, including any forward rate swap, if applicable, which the Lender shall be deemed to have entered into as of August 14, 2012, with each such difference discounted to a present value as of December 31, 2013 using the fixed interest rate of the Replacement Swap as the applicable discount rate; the Borrower acknowledges that the Lender might not fund or hedge its fixed-rate loan portfolio on a loan-by-loan basis at all times, and agrees that the foregoing is a reasonable and appropriate method of calculating liquidated damages irrespective of whether any of the foregoing hedging transactions have in fact occurred or occurred precisely as stated with respect to the loan; all calculations and determinations by the Lender of the amounts payable pursuant to the preceding provisions or of any element thereof, if made in accordance with its then standard procedures for so calculating or determining such amounts, shall be conclusive absent manifest arithmetic error. The Replacement Interest Rate Swap shall be for 3 year maturity as reported on the Federal Reserve H.15 report for August 14, 2012, if applicable.

“Scheduled Payments” means 60 installments of $358,485.74 each.

This agreement expires if not signed and returned by August 14, 2012.

If Borrower is in agreement with the above, please indicate such acceptance by signatures as set forth below, and returning this letter to my attention.

Please note that this is an agreement to lock an interest rate for proposed financing and is not a commitment to fund. The full terms and conditions of any related financing will be reflected in Lease documents to be negotiated and entered into between JPMorgan Chase Bank, N.A. and the Borrower. This agreement is non-transferrable and cannot be assigned by the Borrower.

I’m delighted that we could be of assistance to you in this matter and look forward to working with you to complete this transaction.

Yours truly,

JPMorgan Chase Bank, N.A.

Chase Equipment Finance

                  [Name reacted]

Assistant Vice President

Agreed to and accepted by:

Intertape Polymer Corp	Date:

Authorized Signature:

Date: